    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 1996


                                                      REGISTRATION NO. 333-06905
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        OREGON METALLURGICAL CORPORATION
             (Exact name of registrant as specified in its charter)

            OREGON                          0-1339                 93-0448167
 (State or other jurisdiction                                   (I.R.S. Employer
              of                                                 Identification
incorporation or organization)                                        No.)

                   530 34TH AVENUE, S.W. ALBANY, OREGON 97321
                                 (541) 967-9000
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                               CARLOS E. AGUIRRE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             530 34TH AVENUE, S.W.
                              ALBANY, OREGON 97321
                                 (541) 967-9000

 (Name, address, including zip code and telephone number, including zip code of agent for service)
                            ------------------------

                                   COPIES TO:

         CARMEN M. CALZACORTA                       GREGORY K. MILLER
          GREGORY W. MALLORY                         MALU S. MERCADO
     Schwabe, Williamson & Wyatt                     Latham & Watkins
    1211 S.W. Fifth Avenue, Suites          505 Montgomery Street, Suite 1900
              1600-1800
     Portland, Oregon 97204-3795           San Francisco, California 94111-2562
      (503) 222-9981 (telephone)                (415) 391-0600 (telephone)
      (503) 796-2900 (facsimile)                (415) 395-8095 (facsimile)

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practicable following the effectiveness of this Registration
                                   Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                                AUGUST 15, 1996


PROSPECTUS
3,500,000 SHARES                                                              rs

OREGON METALLURGICAL CORPORATION

COMMON STOCK
($1.00 PAR VALUE)

All of the shares of common stock, par value $1.00 per share (the "Common Stock") of Oregon Metallurgical Corporation ("OREMET" or the "Company") offered hereby, are being issued and sold by the Company.


The Common Stock is quoted on the Nasdaq National Market (the "Nasdaq") under the symbol "OREM." On August 14, 1996, the last reported sale price of the Common Stock on the Nasdaq was $25.75 per share.


SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------
                                                                                  PROCEEDS
                                                PRICE TO         UNDERWRITING     TO
                                                PUBLIC           DISCOUNT         COMPANY(1)
Per Share.....................................  $                $                $
Total(2)......................................  $                $                $
- --------------------------------------------------------------------------------------------

(1) Before deducting offering expenses payable by the Company, estimated to be approximately $500,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise their option in full, the total Price to Public,
    Underwriting Discount  and  Proceeds  to Company  will  be  $              ,
    $        and $        , respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about August , 1996.

SALOMON BROTHERS INC

                MERRILL LYNCH & CO.

                                                   PACIFIC CREST SECURITIES INC.

The date of this Prospectus is August   , 1996.

    The information set forth in this Prospectus under the captions "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Risk Factors" and "Business."

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND OTHER SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048 and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a site on the World Wide Web at "http://www.sec.gov" that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates as described above. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

    OREMET-REGISTERED TRADEMARK- IS A REGISTERED TRADEMARK OF THE COMPANY.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION SET FORTH ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH RESULTS TO DIFFER INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE HEADING "RISK FACTORS" HEREIN. AS USED IN THIS PROSPECTUS, THE TERM "OFFERING" MEANS THE OFFERING OF THE COMMON STOCK MADE HEREBY AND THE TERMS "OREMET" OR "COMPANY" MEAN OREGON METALLURGICAL CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES, TAKEN AS A WHOLE, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    Oregon Metallurgical Corporation ("OREMET" or the "Company") is one of two U.S. integrated producers and distributors of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, golf and military markets. The Company's 80% owned subsidiary, Titanium Industries, Inc. ("TI"), operates full-line titanium metal service centers in the U.S., Canada, U.K. and Germany and produces small diameter bar, weld wire and fine wire. Since 1993, the Company has developed new market opportunities for titanium, expanded its distribution network, increased its production capacity, and improved its manufacturing efficiency. As a result, management believes that it is well-positioned to capitalize on improving and emerging markets in the titanium industry. In 1995, the Company reported net sales of $146.9 million, an operating loss of $0.3 million and a net loss of $2.4 million. In the first six months of 1996, the Company reported net sales of $110.1 million, operating income of $14.5 million and net income of $8.5 million.

    Titanium is one of the newest specialty metals, having first been manufactured for commercial use in the 1950s. Titanium's unique combination of corrosion resistance, elevated-temperature performance and high strength-to-weight ratio makes it particularly desirable for use in commercial and military aerospace applications in which these qualities are essential design requirements. While aerospace applications have historically accounted for a substantial portion of the worldwide demand for titanium, the number of end-use markets for titanium has expanded substantially. Today, numerous industrial uses for titanium exist, including chemical processing equipment, industrial power plants, desalination plants and pollution control equipment. Demand for titanium is also increasing in new uses such as medical implants, golf clubheads, other sporting equipment, consumer products such as eyeglass frames and watches, offshore oil and gas production installations, geothermal facilities and automotive equipment.

    The titanium industry suffered a downturn in the early 1990s, as a result of a sharp decline in military aerospace consumption and a decline in commercial aircraft build rates. Since 1995, the titanium industry's prospects have been improving due to a resurgence in commercial aerospace demand, continuing industrial demand, and the emergence of new uses for titanium, primarily golf clubheads. The total 1995 U.S. industry mill product shipments, as reported by the U.S. Department of the Interior U.S. Geological Survey (including its predecessor agency, the U.S. Bureau of Mines, the "USGS"), were approximately 44 million pounds, an increase of 26% compared to 1994. Mill product shipments in the first quarter of 1996 totaled approximately 12 million pounds which represents an increase of 29% over the first quarter of 1995 as reported by the USGS.

    Beginning in 1995, demand for titanium significantly strengthened due primarily to increased demand from the aerospace market. Historically, commercial airlines have tended to place new aircraft orders when their operating profits were improving. In 1995, the domestic commercial airline industry reported significantly higher operating profits than the prior year, and in the second half of 1995 aircraft manufacturers began to increase aircraft build rates. As of March 31, 1996, the estimated firm order backlog for The Boeing Company, McDonnell Douglas Corporation and Airbus Industries, major U.S. and international aircraft manufacturers, was 1,987 planes versus 1,699 planes on March 31, 1995, an increase of 17%, as reported by THE AIRLINE MONITOR (an aerospace industry publication). In addition, newer wide body planes, such as the Boeing 777 and the Airbus A-330 and A-340, use more titanium than narrow body planes. Aerospace industry-related sales represented approximately 39% of the Company's net sales for the first six months of 1996, 35% of which were made to subcontractors in the aerospace industry and 4% of which were made directly to major U.S. and international aircraft manufacturers.

    The use of titanium in golf clubheads emerged in 1995 as a significant new market for the titanium industry. The Company first began working with Japanese golf club manufacturing companies in 1992 to develop drivers that used titanium golf clubheads. Currently, most major golf club manufacturers, including Callaway, Cleveland, Cobra, Lynx, Taylor Made, Titleist and Tommy Armour, are marketing a titanium driver. Several of these major manufacturers are now introducing titanium fairway woods, irons and putters. The Company sells titanium mill products directly to golf clubhead casting companies who, in turn, sell their products to major golf club manufacturers. In addition, the Company works directly with golf club manufacturers in new product development projects. The Company believes it is the market share leader and is supplying in excess of 50% of the titanium sold to the golf clubhead market. Based on current order rates, management believes that U.S. mill product shipments to the golf market will increase from 3.5 million pounds in 1995 to approximately 9 million pounds in 1996.

    The Company's twelve-month order backlog has increased to $141 million at June 30, 1996 from $64 million at June 30, 1995. OREMET's order backlog is comprised of firm purchase orders scheduled for delivery during the subsequent twelve-month period. Beginning in the second half of 1995 and continuing to the present, the Company has experienced a significant increase in requests for quotations, as well as increased orders and higher prices on accepted orders. As a result of the strong demand, the Company has been increasingly selective in the new orders that it accepts. In addition, the Company delayed opening its 1997 order book until early June 1996 in order to better assess future raw material costs. The Company estimates that of its sales (excluding sponge) in 1996, approximately 50% will be to the aerospace sector and approximately 20% will be to the golf club industry. The Company anticipates that future aerospace industry sales will vary from 40% to 60% of total net sales depending upon demand and profitability.

    Beginning in 1993, several members of the Company's current executive management team, including Carlos E. Aguirre, the President and Chief Executive Officer, joined the Company from other companies within the titanium industry. The Company intends to continue to focus on the following strategic objectives:
(i) maintain leadership in new market applications and products, (ii) benefit from vertical integration and scrap handling capabilities, (iii) expand its service center business, (iv) invest in a new 20 million pound capacity Electron Beam ("EB") furnace and (v) improve financial flexibility.
    The Company was incorporated in Oregon in 1955 and began operations in 1956. The Company funded its growth internally and through investments by corporate partners. In December 1987, the Company repurchased its Common Stock from its major corporate partner and immediately sold shares of its Common Stock to the newly created Oregon Metallurgical Corporation Employee Stock Ownership Plan (the "ESOP"). Initially, the ESOP owned approximately 67% of the Company's outstanding Common Stock. At June 30, 1996, the ESOP's ownership interest was approximately 14%.

    OREMET's executive offices and principal manufacturing facilities are located at 530 34th Avenue, S.W., Albany, Oregon 97321, and its telephone number is (541) 967-9000.

                                  RISK FACTORS

    See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.

                                  THE OFFERING


Common Stock offered..............  3,500,000 Shares

Common Stock outstanding after the
 Offering(1)......................  14,952,276 Shares

Use of proceeds...................  Investment  of  approximately $32  million  in a  new EB furnace,  repayment  of  approximately  $27  million  of
                                    certain   indebtedness,   expansion  of   the  Company's
                                    distribution business by  approximately $15 million  and
                                    the  remainder for working capital and general corporate
                                    purposes. See "Use of Proceeds."

Nasdaq National Market symbol.....  OREM


- ------------

(1) Excludes at August 15, 1996 approximately 252,000 shares issuable upon exercise of stock options and approximately 238,000 shares issuable under the Company's stock compensation plans and stock purchase warrant. Also, excludes approximately 1,028,000 additional shares reserved for future issuance under the Company's stock compensation plans. See "Management -- Stock Related Compensation Plans" and "Description of Capital Stock."

                        SUMMARY SELECTED FINANCIAL DATA

                                                             YEAR ENDED                         SIX MONTHS ENDED JUNE 30,
                                                            DECEMBER 31,
                                          ------------------------------------------------  ----------------------------------
                                            1991    1992(1)     1993    1994(2)     1995          1995               1996
                                          --------  --------  --------  --------  --------  -----------------   --------------
                                                 (IN THOUSANDS, EXCEPT EMPLOYEE AND                    (UNAUDITED)
                                                          PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net Sales.............................  $ 54,241  $56,785   $ 55,351  $ 71,166  $146,853      $      65,963      $   110,069
  Income (loss) from operations(3)......    (8,498)  (5,934 )   (6,179)   (2,494)     (256)             2,960           14,528
  Income (loss) before cumulative effect
   of changes in accounting
   principles(1)........................    (4,685)  (4,122 )   (4,098)   (2,023)   (2,415)               988            8,531
  Income (loss) per common share before
   cumulative effect of changes in
   accounting principles................      (.44)    (.38 )     (.38)     (.18)     (.22)               .09              .75
  Weighted average common shares and
   equivalents outstanding..............    10,603   10,754     10,839    11,001    11,219             11,132           11,418

BALANCE SHEET DATA:
  Working capital.......................  $ 39,291  $37,296   $ 36,467  $ 49,082  $ 63,769      $      57,515      $    82,713
  Total assets..........................    86,520   85,701     83,326   111,972   133,077            125,217          156,152
  Long-term debt, including current
   maturities...........................     8,250    8,100      4,750    17,177    27,362             23,006           33,353
  Shareholders' equity..................    68,436   68,402     67,065    67,282    65,887             68,392           79,888

OTHER OPERATING DATA:
  EBITDA(4).............................  $ (4,306) $(1,352 ) $ (1,426) $  1,882  $  3,896      $       5,071      $    16,353
  Cash flows provided by (used in):
    Operating activities................       961    7,454        841    (4,459)  (10,969)            (5,778)          (4,746)
    Investing activities................    (3,165) (11,201 )   (1,974)   (2,680)   (2,248)            (1,162)          (1,575)
    Financing activities................    (3,592)   2,278       (921)    8,754    12,145              5,829            6,818
                                          --------  --------  --------  --------  --------  -----------------   --------------
      Total.............................    (5,796)  (1,469 )   (2,054)    1,615    (1,072)            (1,111)             497
  Product shipments (in pounds):
    Ingot...............................     4,297    3,447      2,319     3,517     4,418              2,048            3,662
    Mill products.......................     2,172    1,892      3,119     3,540     6,910              3,118            4,022
  Product sales:
    Aerospace...........................  $ 39,596  $45,428   $ 42,620  $ 43,254  $ 67,148      $      25,387      $    43,240
    Non-aerospace.......................    14,645   11,357     12,731    27,912    79,705             40,576           66,829
  Active employees at period end........       354      359        310       482       580                529              657
  Order backlog at period end(5)........  $ 33,000  $28,000   $ 18,000  $ 44,000  $105,000      $      64,000      $   141,000

- ---------------
(1) The cumulative effect of changes in accounting principles reflects the adoption in 1992 of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which resulted in the recognition of $0.6 million, or $0.05 per share, of income. Simultaneously, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which resulted in the recognition of $0.7 million, or $0.06 per share, of expense, net of tax benefits of $0.4 million. The combined effect of adopting SFAS No.'s 109 and 106 was the recognition of $69, or $0.01 per share, of additional expense.

(2) Includes Titanium Industries, Inc., after its acquisition by the Company on September 20, 1994.

(3) Operating income (loss) includes restructuring and environmental charges of $200 in 1992, $2,997 in 1993 and $240 in 1994. A provision for a loss on long-term agreements of $4,417 was recorded in the fourth quarter of 1995. See notes 6, 11 and 13 to the Company's Financial Statements.

(4) EBITDA represents income (loss) before cumulative effect of accounting changes plus income taxes, interest expense, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of cash flow and the ability to service debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income, net income or cash flow as an indicator of the Company's performance. EBITDA has been included because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purpose of analyzing the Company's performance with respect to its credit agreements and the Company understands that it is used by certain investors as one measure of a company's historical ability to service its debt. Not all companies calculate EBITDA in the same fashion and therefore EBITDA as presented may not be comparable to other similiarly titled measures of other companies.

(5) Order backlog is defined as firm purchase orders scheduled for delivery during the subsequent twelve-month period (which are generally subject to cancellation by the customer upon payment of specified charges).

                                  RISK FACTORS

    IN   ADDITION  TO  THE  OTHER  INFORMATION  CONTAINED  IN  THIS  PROSPECTUS,
PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK.

CYCLICALITY; DEPENDENCE ON AEROSPACE INDUSTRY

    The aerospace industry, both the commercial and military sectors, has traditionally consumed the majority of titanium products manufactured in the United States. Sales to the aerospace industry accounted for approximately 46% of the Company's sales in 1995, compared to 61% in 1994 and 77% in 1993.

    The aerospace industry has been characterized by severe cyclicality, which has had a significant impact on the sales and profitability of titanium producers, including OREMET. The last cyclical peak for the titanium industry occurred in the 1988-1990 period, when domestic industry mill product shipments averaged over 50 million pounds per year. In 1991, U.S. titanium industry mill product shipments declined by approximately 35% to 34 million pounds. This decline was primarily due to lower demand resulting from a slump in commercial aerospace and the curtailment or cancellation of military programs as the Cold War ended. The Company has historically experienced a high level of order cancellation and deferrals in periods of industry downturn. The cyclicality of the commercial and military aerospace industry has had and may continue to have a material adverse effect on the Company, its financial condition or its prospects. See "Business -- Industry Overview" and "Business -- Products." In 1995, most major U.S. commercial airline carriers reported stronger operating profits and, in the second half of 1995, aircraft manufacturers began to increase aircraft build rates. The Company can give no assurance as to the extent or duration of any recovery in the aerospace market or the extent to which such recovery will result in increases in demand for titanium products.

UNCERTAINTY OF EMERGING GOLF MARKET

    The Company believes that the market for golf clubheads has grown to be the second largest consumer of titanium, after the commercial aerospace market. The Company estimates that the use of titanium has grown from 1.5 million pounds in 1994 to approximately 9 million pounds in 1996. The market for the Company's products sold to golf clubhead producers has only recently begun to emerge as a significant component of the Company's net sales, and there can be no assurance that demand for titanium products used in the golf industry or the Company's products in particular, will continue or that this market will expand as the Company anticipates. In addition, the Company's major competitors in the titanium industry have recently begun to supply the golf clubhead market and there is no assurance that the Company will be able to maintain its leading market share. See "Business -- Industry Overview" and "Business -- Products."

HISTORY OF LOSSES

    During the past five years, when the titanium industry was in a severe downturn, the Company incurred net losses of $4.7 million, $4.2 million, $4.1 million, $2.0 million and $2.4 million in 1991, 1992, 1993, 1994 and 1995, respectively. For the years 1993 through 1995, the Company's aggregate net losses were $8.5 million, and the combined losses of the Company and the other major titanium producers for whom data are publicly available (RMI Titanium Company ("RMI"), IMI plc, and Titanium Metals Corporation) were $181.3 million. Although the Company operated profitably in the first six months of 1996, continuing profitable operations will depend on continued strength in orders from the aerospace, golf and other markets, favorable pricing and the Company's ability to control its raw material and other costs. See "Business -- The Company," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

HIGHLY COMPETITIVE INDUSTRY; SUBSTANTIAL EXCESS PRODUCTION CAPACITY

    The titanium industry is highly competitive on a worldwide basis as a result of many factors, particularly the presence of excess capacity, which has intensified price competition for available business. Integrated and non-integrated producers of mill products are located primarily in the U.S., Japan, Russia, Europe and China (the Company considers an integrated producer one that produces at least titanium sponge and ingot). The Company is one of two integrated producers in the U.S. and one of four in the world. There are also a number of non-integrated producers that produce mill products from purchased sponge, scrap or ingot. Furthermore, the Company believes that approximately 50% of the world's titanium sponge production capacity is located in the Former Soviet Union ("FSU") but the production capacity there may be limited as a result of deferred plant maintenance and a general lack of financing. The FSU production plants were constructed primarily to serve the needs of the Soviet military, principally the aerospace and submarine services, both of which have been sharply curtailed. As a result, significant unused production capacity, beyond that which is now supplying the FSU's export markets (including sales to the Company), may exist in this region. If exports of titanium products from the FSU were to increase significantly, this additional supply could adversely affect the demand for the Company's products. See "Business -- Competition."

    In the U.S. market, the increasing presence of non-U.S. participants has become a significant competitive factor. Until 1993, imports of foreign titanium products into the U.S. had not been significant due to relatively favorable currency exchange rates, tariffs, and with respect to Japan and Russia, existing and prior duties (including anti-dumping duties). However, imports of titanium sponge, scrap, and other products, principally from the FSU, have increased in recent years and have had a significant competitive impact on the U.S. titanium industry. To the extent the Company has been able to take advantage of this situation by purchasing such sponge, scrap or intermediate mill products for use in its own operations during the last three years, the negative effect of these imports on the Company has been somewhat diminished. The Company's purchases of imported sponge and scrap, in pounds, compared to total purchases and production of sponge and scrap were 25%, 11%, 6% and 10% for the first six months of 1996 and for the years ended December 31, 1995, 1994, and 1993, respectively. Given the current political and economic uncertainties in some of the countries of the FSU, there can be no assurance that this supply of titanium products will continue to be available to the Company without interruption or at attractive prices. See "Business -- Raw Materials."

    As the participation of non-U.S. companies increases, the competitive environment for the Company may become more difficult, especially if existing tariffs are eased and certain market participants are no longer subject to anti-dumping duties. Currently, imports of titanium sponge, ingot and mill products from countries that receive the most favored nation ("MFN") tariff rate are subject to a 15% tariff. In addition to regular tariffs, imports of titanium sponge from certain countries in the FSU (Russia, Kazakhstan and Ukraine) are presently subject to anti-dumping duties of 84%. If these anti-dumping duties are eased or removed with respect to imports from some of these countries, substantial additional capacity could enter the market and if the demand for the industry's products is less than its capacity, the profitability of the industry, including the Company, could be adversely affected. See "Business -- Competition."

SIGNIFICANT INVESTMENT IN ELECTRON BEAM FURNACE

    The Company intends to use a substantial portion (approximately $32 million) of the net proceeds of the Offering to construct a new EB furnace to enhance its melting capacity, improve its production efficiencies and increase its capacity to produce ingot and mill products. The Company may experience design and start-up difficulties, such as cost overruns, operational difficulties, and significant delays. Axel Johnson Metals, Inc. ("AJM") is the only company which has successfully applied the electron beam technology to titanium production in commercial quantities. Although the President of the Company was actively involved in this technology while he was employed by AJM, there can be no assurance that the Company can successfully implement this technology into its operations without the assistance of AJM or its 50% subsidiary, Titanium Hearth Technologies ("THT"). No such arrangement has been agreed upon and if either of their assistance does not become available on an economic basis, the time required to bring the additional capacity on-line, on a fully operational basis, may extend beyond the eighteen-month period estimated by the Company and impair or eliminate any benefit from the investment. In addition, if the Company implements new technology, there is no assurance that such technology will work or will not result in delays or
difficulties.  See  "Business  --  Electron  Beam  Furnace"  and  "Business   --
Products."

    While the Company currently intends to construct its own EB furnace, the Company, as an alternative, may evaluate an investment in a joint venture to obtain access to EB technology. The Company will only consider a joint venture if such an arrangement can be structured with a suitable partner, on favorable terms and in a timely manner to allow for production using EB technology in accordance with the Company's schedule. If the Company invests in a joint venture to build an EB furnace, in addition to the risks described above, it may not have a controlling interest in such venture and its employees may not operate the EB furnace. As a result, it may be unable to influence future investment or strategic decisions relating to the EB furnace. See "Business -- Electron Beam Furnace."

    All North American EB furnaces producing titanium in commercial quantities are owned by AJM and THT. The Company believes that these furnaces are running at near capacity. In addition to the Company's plans to invest in EB furnace technology, additional EB furnaces may be built and may result in excess capacity. Such an event could have a material adverse effect on the Company, its financial condition or its prospects.

DEPENDENCE ON ESSENTIAL MACHINERY AND EQUIPMENT

    The Company's manufacturing processes are dependent on the reliable operation of its machinery and equipment. The Company's sponge production and ingot melting facilities have been operating at near practical capacity for the last three quarters. The Company has certain critical pieces of machinery and equipment which may require significant lead times to complete necessary repairs or replacements and the functions of which may not be easily replaced by an outside converter. Additionally, given the Company's belief that all other titanium manufacturers are currently operating at or near production capacity, there can be no assurance that the Company could locate an outside converter that has sufficient available capacity to enable the Company to meet its production demands in a timely manner, or that an agreement could be reached with any such outside converter on commercially acceptable terms. Any such event could result in a disruption in the Company's production or distribution which could have a material adverse effect on the Company, its financial condition or its prospects. Additionally, although the Company maintains business interruption insurance to reduce the potential effect of any such loss, a natural disaster or other catastrophic event occurring at its Albany manufacturing facilities could have a material adverse effect on the Company, its financial condition or its prospects. See "Business -- Products."

DEPENDENCE ON LIMITED SUPPLY OF TITANIUM TETRACHLORIDE

    The Company purchases all of its titanium tetrachloride, the primary ingredient in the manufacture of titanium sponge, from SCM Chemicals, Inc. ("SCM") under an exclusive long-term supply contract that expires in 2001. Although SCM is now the only significant supplier to the Company of titanium tetrachloride, the Company believes alternative sources of titanium tetrachloride may be available, if needed, but at a potentially higher cost. Any extended disruption in the supply from SCM could have a material adverse effect on the Company's ability to produce titanium sponge and could have a material adverse effect on the Company, its financial condition or its prospects. See "Business -- Raw Materials."

DEPENDENCE ON OTHERS FOR CERTAIN RAW MATERIAL AND SERVICES

    While the Company is one of seven major worldwide producers of titanium sponge, a basic raw material in the production of titanium ingot and mill products, under current market conditions it cannot supply all of its needs for titanium sponge internally and is dependent, therefore, on third parties for a portion of its titanium sponge needs. The Company estimates it will purchase approximately 42% of its sponge requirements from third parties during 1996. The Company obtains sponge from domestic and foreign producers of sponge, both on a spot purchase basis and pursuant to short-term sponge contracts. There can be no assurance that the Company will not experience interruptions in its sponge supplies, which could have a material adverse effect on the Company, its financial condition or its prospects. See "Business -- Raw Materials."

    The Company is dependent on the services of outside processors to perform certain important processing functions. For some of its products, OREMET is dependent on the services provided by THT, an outside processor which is 50% owned by one of the Company's principal competitors. THT owns and operates a cold hearth melting furnace which the Company utilizes for melting titanium slab that is further processed into titanium plate and sheet for non-aerospace applications and titanium electrodes for aerospace applications. Services are provided by THT in accordance with a three-year agreement ending December 31, 1996, which is renewed automatically for successive one-year terms unless either party has given the other not less than six months' notice of its desire not to renew such term. OREMET and other THT customers have received notice from THT that it will not renew on the present terms, but that THT intends to negotiate new supply contracts. Should a renewal of the THT service agreement not be renegotiated on commercially acceptable terms, OREMET would attempt to obtain these services from another competitor which has a cold hearth melting furnace. OREMET believes that the loss of the services provided by THT would result in production delays and have an adverse effect on the Company, its financial condition or its prospects. See "Business -- Products."

ABILITY TO RECOVER RAW MATERIAL COST INCREASES

    The  Company  is a  major recycler  of titanium  scrap. Where  possible, the
Company utilizes titanium scrap as a cost-effective alternative to titanium sponge; both materials are used as primary ingredients in the manufacture of ingots. Much of the titanium scrap which is purchased by the Company originates from within the FSU as the availability of attractively priced domestic scrap in sufficient quantities varies due to fluctuations in the U.S. titanium market and demands from other purchasers, including steel and aluminum producers. Additionally, the Company purchases low priced titanium sponge from the FSU. Historically, the Company has sought to recover increases in titanium scrap and sponge prices through price increases of its products. The Company has recently added raw material surcharges to its contracts in order to more directly link changes in raw material costs to its sales prices. The average cost of sponge and scrap increased 26% during the first six months of 1996 as compared to the average cost for the year 1995. During the first six months of 1996, the average sales prices (including surcharges) for ingot and mill products increased 26% and 50%, respectively. Generally, the Company does not incur import tariffs and anti-dumping duties on purchases of FSU sponge as it is ultimately exported in the form of finished goods. If such tariffs or duties were incurred, the Company would adjust the price or surcharge accordingly. There are no import tariffs or duties on scrap. Any increases in titanium scrap and sponge prices which are not offset by increases in the Company's sales prices could have a material adverse effect on the Company, its financial condition or its prospects. See "Business
- -- Raw Materials."

NO ASSURANCE OF NEW PRODUCT DEVELOPMENT

    In an effort to lessen the titanium industry's dependence on the aerospace industry and to increase participation in other markets, the Company, its competitors and certain end-users of titanium are devoting significant efforts and resources to developing new markets and applications for titanium, certain of which are still in the preliminary stages. Developing these emerging applications involves substantial risk and uncertainties due to the fact that titanium must compete with less expensive materials in these potential applications. There can be no assurance that the Company will be able to develop new markets and applications for its products, or as to the time required for such development, or as to the extent to which it will face competition in this regard. If the Company is unable to develop these markets to a substantial degree, management expects that the Company's business would be largely dependent on the cyclical aerospace industry and the emerging golf market. See "Business -- Markets."

ENVIRONMENTAL REGULATION

    The risk of environmental contamination is ever-present in the Company's operations. The Company uses and produces substantial quantities of substances, chemicals and compounds that have been identified as hazardous or toxic under federal, state and local environmental and worker safety and health laws and regulations. In addition, at its Albany, Oregon facility, the Company uses substantial quantities of titanium tetrachloride, which is classified as extremely hazardous under federal environmental laws. The Company has used such substances and compounds throughout its history and has undertaken some remediation to alleviate concerns over past releases or disposal practices. While the Company takes environmental, safety and health precautions appropriate for the industry, the Company's operations pose an ongoing risk of accidental releases of, and worker exposure to, hazardous or toxic substances. In addition, the Company is subject to a wide range of government environmental requirements, including the extensive regulation of air and water emissions and waste management. Environmental regulation or its enforcement may become more stringent in the future. The Company is also subject to certain consent orders relating to environmental remedial action. There can be no assurance that the Company will not face costs and liabilities as a result of environmental regulation which could have a material adverse effect on the Company, its financial condition or its prospects. See "Business -- Regulatory and Environmental Matters."

LABOR; REOPENING OF LABOR CONTRACTS

    As of June 30, 1996, all of the hourly production and maintenance workers (approximately 390) at the Albany, Oregon and Frackville, Pennsylvania manufacturing facilities of the Company were represented by labor unions. In August 1994, the Company and the union representing the Albany, Oregon employees agreed upon a new labor contract which will continue through July 2000. This contract can be reopened by either party after three years to address economic issues. The contract covering the Frackville, Pennsylvania employees was negotiated in September 1994 and will continue for three years. There can be no assurance that the collective bargaining agreement for the Company's Albany facility will not be reopened or that the agreements entered into following the expiration of the existing agreements will not have a material adverse effect on the Company, its financial condition or its prospects. See "Business -- Employee Relations."

DILUTION

    Purchasers of Common Stock in the Offering will experience immediate and substantial dilution of, and present shareholders will receive a substantial increase in, the book value of their shares of Common Stock. After the sale of the Common Stock offered hereby, authorized but unissued shares of Common Stock may be issued as authorized from time to time by the Company's Board of Directors without further action by its shareholders. See "Dilution."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

    Certain provisions of the Company's Articles of Incorporation, as restated and amended, and Oregon law could discourage potential acquisition proposals and could delay or prevent a change in control of OREMET. In the election of directors, each shareholder has cumulative voting rights and is therefore entitled to cast a number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected. These votes may all be cast for a single nominee or distributed in any proportion among any number of nominees. The Company's Articles of Incorporation provide that in the event that less than 25% of the outstanding Common Stock of the Company is held by the ESOP and/or the 401(k) Plan, management's nominees to the Board of Directors must include (i) one person selected by the union employees and (ii) one person selected by the non-union employees of OREMET. Furthermore, certain provisions of Oregon law regulate certain transactions between the Company and certain holders of Common Stock. See "Description of Capital Stock -- Voting" and "Description of Capital Stock -- Certain Provisions of Oregon Law."

VOLATILITY OF STOCK PRICE AND SHARES ELIGIBLE FOR FUTURE SALE

    There have been periods of high volatility in the stock markets, which in many cases were unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. The Common Stock has recently been traded at a high volume and the prices for the Common Stock have increased significantly since the beginning of 1996. General market price declines, market volatility and factors related to the general economy or the Company in the future could adversely affect the price of the Common Stock. In addition, the ESOP was recently amended to allow participants to diversify or withdraw a greater percentage of Common Stock from their accounts from 40%, in 15% monthly increments, up to a maximum of 85% as of July 30, 1996. As of June 30, 1996, the ESOP trust held for its approximately 300 ESOP participants, 1,552,043 shares of Common Stock, approximately 688,000 shares of which are available on or after July 30, 1996 for withdrawal or diversification at the discretion of the participant. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the Common Stock being offered hereby are estimated at approximately $85.1 million ($98.0 million if the Underwriters' over-allotment option is exercised in full) based on the last reported sale price of $25.75 per share of Common Stock on Nasdaq on August 14, 1996. The Company intends to use approximately $32 million for the construction, equipment and facility costs for a new EB furnace and related upgrade of scrap reprocessing facilities, approximately $27 million to repay all outstanding indebtedness under the Company's U.S. credit facility and approximately $15 million for the expansion of the Company's distribution business through the opening or acquisition of service centers in new markets. Any excess proceeds are anticipated to be used for working capital and general corporate purposes. In addition, the Company intends to seek acquisitions which would further expand its business. Until applied for the foregoing purposes, net proceeds will be invested in short-term investments.


    The Company intends to construct a new 20 million pound capacity EB furnace. The construction and production ramp-up periods are expected to take approximately 18 months with the design phase commencing in third quarter 1996, the procurement phase commencing in fourth quarter 1996 and construction commencing in second quarter 1997. In addition to the increased melt capacity, the Company believes that the EB furnace will replace some of its less efficient melting capacity, lower production costs, improve flexibility in using various types of raw materials and provide a broader range of products. As alternatives to constructing a new EB furnace, the Company generally evaluated the possibility of investing in a joint venture and/or partnering to obtain access to EB technology. While the Company currently intends to contruct its own EB furnace, the Company, as an alternative, may evaluate an investment in a joint venture to obtain access to EB technology. The Company will only consider a joint venture if such an arrangement can be structured with a suitable partner, on favorable terms and in a timely manner to allow for production using EB technology in accordance with the Company's schedule. See "Business -- Electron Beam Furnace."

    Borrowings under the Company's U.S. credit facility bear interest at a weighted average interest rate of 8.465% (as of June 30, 1996). The Company has the option to borrow under this facility at either the bank's reference rate plus 1.5% or LIBOR plus 2.5%. The facility matures in September 1997 and has recently been amended to, among other things, increase the borrowing availability under the facility to a maximum of $35 million and to increase the annual capital expenditure limit. Upon completion of the Offering, the Company intends to enter into a new $50 million U.S. credit facility.

                                 CAPITALIZATION


    The following table sets forth the consolidated capitalization of the Company at June 30, 1996 and as adjusted for the sale by the Company of 3,500,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option) and to reflect (i) receipt by the Company of the estimated net proceeds from the Offering (assuming a public offering price of $25.75 per share for the Common Stock and after deduction of estimated expenses and underwriting discounts) and (ii) application of a portion of the estimated net proceeds to repay borrowings as discussed herein under "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto, included elsewhere herein.



                                                                                         JUNE 30, 1996
                                                                                  ----------------------------
                                                                                    ACTUAL     AS ADJUSTED(1)
                                                                                  -----------  ---------------
                                                                                         (IN THOUSANDS)
Debt:
Short-term debt (including current portion of long-term debt)...................  $     2,250    $     2,250
                                                                                  -----------  ---------------
Long-term debt (less current portion):
  U.S. revolving credit agreement...............................................       26,121             --
  Subordinated loan from Kamyr, Inc.............................................        3,850          3,850
  Obligations under capital leases..............................................          979            979
  County Industrial Development Authority loan..................................          153            153
                                                                                  -----------  ---------------
    Total long-term debt........................................................       31,103          4,982
                                                                                  -----------  ---------------
    Total debt..................................................................       33,353          7,232
                                                                                  -----------  ---------------
Shareholders' equity:
  Common stock, $1.00 par value; shares authorized, 25,000; shares issued and
   outstanding, 11,417; 14,917 shares issued and outstanding as adjusted(2).....       11,417         14,917
  Additional paid-in capital....................................................       43,409        125,028
  Retained earnings.............................................................       25,076         25,076
  Cumulative foreign currency translation adjustment............................          (14)           (14)
                                                                                  -----------  ---------------
    Total shareholders' equity..................................................       79,888        165,007
                                                                                  -----------  ---------------
    Total capitalization........................................................  $   113,241    $   172,239
                                                                                  -----------  ---------------
                                                                                  -----------  ---------------


- ------------------------------

(1) If the Underwriters' over-allotment option is exercised in full, additional paid-in capital, total shareholders' equity and total capitalization, as adjusted, would be $137,346, $177,850 and $185,082, respectively.


(2) Does not include approximately 252 shares issuable upon exercise of stock options and approximately 237 shares issuable pursuant to the Company's stock compensation plans and the stock purchase warrant. Also, excludes approximately 1,063 additional shares reserved for future issuance under the Company's stock compensation plans. See "Management -- Stock Related Compensation Plans" and "Description of Capital Stock."

                                    DILUTION


    At June 30, 1996, the Company had net tangible book value of $78.7 million, or $6.89 per share of Common Stock (based on 11,416,757 shares outstanding). Assuming that the 3,500,000 shares of Common Stock offered hereby had been sold at June 30, 1996 at a price of $25.75 per share (the last reported sale price of the Common Stock on the Nasdaq on August 14, 1996), the Company's net tangible book value would have been $163.8 million or $10.98 per share of Common Stock. This represents an immediate dilution of $14.77 per share to new investors purchasing Common Stock. Net tangible book value per share is determined by dividing the difference between tangible assets and liabilities by the number of shares of Common Stock outstanding. The following table illustrates the per share dilution:



Assumed public offering price per share .....................................  $   25.75
Net tangible book value per share at June 30, 1996................  $    6.89
Increase in net tangible book value per share after the Common
 Stock offered hereby is sold.....................................       4.09
                                                                    ---------
Pro forma net tangible book value per share after the Common Stock
 offered hereby is sold .....................................................      10.98
                                                                               ---------
Dilution per share to new investors .........................................  $   14.77
                                                                               ---------
                                                                               ---------



    If the Underwriters were to exercise in full their over-allotment option, the Company's pro forma net tangible book value, assuming the sale of Common Stock offered hereby, would have been $11.44 per share of Common Stock, which would result in dilution to new investors of $14.31 per share.



    The following table summarizes, on a pro forma basis as of June 30, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid (before deducting the underwriting discounts and estimated offering expenses), and the average price per share paid by the existing shareholders and by the investors purchasing shares of Common Stock in the Offering (based upon a public offering price of $25.75 per share):



                                                  SHARES PURCHASED        TOTAL CONSIDERATION
                                              ------------------------  ------------------------  AVERAGE PRICE
                                                             PERCENT                   PERCENT      PER SHARE
                                                NUMBER     -----------    AMOUNT     -----------  --------------
                                              -----------               -----------
                                                 (000)                     (000)
Existing shareholders.......................      11,417         76.5%  $    54,826        37.8%    $     4.80
New investors...............................       3,500         23.5%       90,125        62.2%    $    25.75
                                              -----------       -----   -----------       -----
    Total...................................      14,917        100.0%  $   144,951       100.0%
                                              -----------       -----   -----------       -----
                                              -----------       -----   -----------       -----



    The foregoing tables assume no exercise of any outstanding stock options or warrants to purchase Common Stock after June 30, 1996. As of June 30, 1996, there were approximately 252,000 shares of Common Stock issuable under the Company's stock option plan at a weighted average exercise price of $30.25 per share, and 237,487 shares of Common Stock issuable pursuant to the Company's stock compensation plans and the stock purchase warrant at a weighted average exercise price of approximately $14.70 per share. The tables do not include approximately 1,063,459 shares of Common Stock reserved for future issuance under the Company's stock compensation plans. To the extent that these outstanding options and warrants are exercised, the dilution would be $13.96 per share to new investors. See "Management -- Stock Related Compensation Plans" and
note 10 to the Company's Consolidated Financial Statements.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is traded on the Nasdaq under the symbol "OREM." The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices for the Common Stock as reported on the Nasdaq.


YEAR                                                                              HIGH        LOW
- ------------------------------------------------------------------------------  ---------  ---------
1994
  First Quarter...............................................................  $   6.750  $   4.750
  Second Quarter..............................................................      6.375      4.375
  Third Quarter...............................................................      6.250      5.250
  Fourth Quarter..............................................................      8.375      5.625
1995
  First Quarter...............................................................  $   8.250  $   6.000
  Second Quarter..............................................................      9.625      6.563
  Third Quarter...............................................................     13.500      9.375
  Fourth Quarter..............................................................     12.500      9.125
1996
  First Quarter...............................................................  $  22.125  $  11.000
  Second Quarter..............................................................     35.000     17.625
  Third Quarter (through August 14, 1996).....................................     30.500     23.625


    On  June  30,  1996  there  were  11,416,757  shares  of  the  Common  Stock outstanding, of which 1,552,043 shares (approximately 14% of the total outstanding shares) were held of record by the Company's ESOP for the benefit of its participants. As of June 30, 1996, there were 2,007 shareholders of record.

    A recent last reported sale price of the Common Stock on the Nasdaq is set forth on the cover page of this Prospectus.

    The Company has not paid dividends on its Common Stock since 1991. The declaration of dividends is at the discretion of the Board of Directors of the Company. Under the terms of the Company's U.S. credit facility, annual cash dividends are limited to the lesser of 50% of net income or $1.8 million per year. Upon completion of the Offering, the Company intends to enter into a new U.S. credit facility.

                            SELECTED FINANCIAL DATA

    The selected financial data for each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company, and the selected financial data for the six-month periods ended June 30, 1995 and 1996 have been derived from the unaudited consolidated financial statements of the Company. The Company's categories of sales, shipments and employee data have been derived from the Company's reports. The Company uses a fiscal year ending on December 31 of each year.

    The following selected financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company (including in each case the notes thereto) included elsewhere in this Prospectus.

                                                                                                              SIX MONTHS ENDED
                                                                          YEAR ENDED
                                                                         DECEMBER 31,                             JUNE 30,
                                                      --------------------------------------------------     ------------------
                                                       1991      1992     1993    1994(1)       1995          1995      1996
                                                      -------  --------  -------  --------  ------------     -------  ---------
                                                              (IN THOUSANDS, EXCEPT EMPLOYEE AND                (UNAUDITED)
                                                                       PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales:
    Sponge..........................................  $ 6,452  $ 22,412  $19,391  $ 12,360  $     10,558     $ 4,175  $   7,824
    Ingot...........................................   20,686    14,955    9,963    14,992        22,315       9,629     21,652
    Mill products...................................   17,221    13,268   19,860    22,752        46,839      19,870     38,340
    Castings........................................    6,480     4,890    4,473     6,442         7,225       3,009      4,682
    Distribution....................................       --        --       --    11,517        54,455      26,673     34,689
    Other...........................................    3,402     1,260    1,664     3,103         5,461       2,607      2,882
                                                      -------  --------  -------  --------  ------------     -------  ---------
      Total net sales...............................   54,241    56,785   55,351    71,166       146,853      65,963    110,069
  Cost of sales.....................................   57,432    57,352   52,636    64,527       131,002(2)   55,340     85,440
                                                      -------  --------  -------  --------  ------------     -------  ---------
    Gross profit (loss).............................   (3,191)     (567)   2,715     6,639        15,851      10,623     24,629
  Research, technical and product development
   expenses.........................................      353       750      773     1,376         1,595         719        943
  Selling, general and administrative expenses......    4,954     4,417    5,124     7,517        14,512       6,944      9,158
  Provisions for environmental costs(3).............       --       200      970       240            --          --         --
  Restructuring costs(4)............................       --        --    2,027        --            --          --         --
                                                      -------  --------  -------  --------  ------------     -------  ---------
    Income (loss) from operations...................   (8,498)   (5,934)  (6,179)   (2,494)         (256)      2,960     14,528
  Interest income...................................    1,191       847      816       391            --          --         --
  Interest expense..................................     (477)     (689)    (532)     (606)       (2,104)     (1,040)    (1,335)
  Minority interests(1).............................       --        --       --       (29)         (480)       (218)      (470)
                                                      -------  --------  -------  --------  ------------     -------  ---------
    Income (loss) before income taxes and cumulative
     effect of changes in accounting principles.....   (7,784)   (5,776)  (5,895)   (2,738)       (2,840)      1,702     12,723
  Income tax benefit (expense)......................    3,099     1,654    1,797       715           425(5)     (714)    (4,192)(5)
                                                      -------  --------  -------  --------  ------------     -------  ---------
    Income (loss) before cumulative effect of
     changes in accounting principles...............   (4,685)   (4,122)  (4,098)   (2,023)       (2,415)        988      8,531
  Cumulative effect of changes in accounting
   principles.......................................       --       (69 (6)      --       --           --         --         --
                                                      -------  --------  -------  --------  ------------     -------  ---------
    Net income (loss)...............................  $(4,685) $ (4,191) $(4,098) $ (2,023) $     (2,415)    $   988  $   8,531
                                                      -------  --------  -------  --------  ------------     -------  ---------
                                                      -------  --------  -------  --------  ------------     -------  ---------
  Per common share:
    Income (loss) before cumulative effect of
     changes in accounting principles...............  $  (.44) $   (.38) $  (.38) $   (.18) $       (.22)    $   .09  $     .75
                                                      -------  --------  -------  --------  ------------     -------  ---------
                                                      -------  --------  -------  --------  ------------     -------  ---------
  Weighted average common shares and equivalents
   outstanding......................................   10,603    10,754   10,839    11,001        11,219      11,132     11,418

                                                                                                              SIX MONTHS ENDED
                                                                          YEAR ENDED
                                                                         DECEMBER 31,                             JUNE 30,
                                                      --------------------------------------------------     ------------------
                                                       1991      1992     1993    1994(1)       1995          1995      1996
                                                      -------  --------  -------  --------  ------------     -------  ---------
                                                                                                                (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT EMPLOYEE AND
                                                                       PER SHARE DATA)
BALANCE SHEET DATA:
  Working capital...................................  $39,291  $ 37,296  $36,467  $ 49,082  $     63,769     $57,515  $  82,713
  Total assets......................................   86,520    85,701   83,326   111,972       133,077     125,217    156,152
  Long-term debt, including current maturities......    8,250     8,100    4,750    17,177        27,362      23,006     33,353
  Shareholders' equity..............................   68,436    68,402   67,065    67,282        65,887      68,392     79,888

OTHER OPERATING DATA:
  EBITDA(7).........................................  $(4,306) $ (1,352) $(1,426) $  1,882  $      3,896     $ 5,071  $  16,353
  Cash flows provided by (used in):
    Operating activities............................      961     7,454      841    (4,459)      (10,969)     (5,778)    (4,746)
    Investing activities............................   (3,165)  (11,201)  (1,974)   (2,680)       (2,248)     (1,162)    (1,575)
    Financing activities............................   (3,592)    2,278     (921)    8,754        12,145       5,829      6,818
                                                      -------  --------  -------  --------  ------------     -------  ---------
      Total.........................................   (5,796)   (1,469)  (2,054)    1,615        (1,072)     (1,111)       497
  Product shipments (in pounds):
    Ingot...........................................    4,297     3,447    2,319     3,517         4,418       2,048      3,662
    Mill products...................................    2,172     1,892    3,119     3,540         6,910       3,118      4,022
  Product sales:
    Aerospace.......................................  $39,596  $ 45,428  $42,620  $ 43,254  $     67,148     $25,387  $  43,240
    Non-aerospace...................................   14,645    11,357   12,731    27,912        79,705      40,576     66,829
  Active employees at period end....................      354       359      310       482           580         529        657
  Order backlog at period end(8)....................  $33,000  $ 28,000  $18,000  $ 44,000  $    105,000     $64,000  $ 141,000

- ---------------
(1) Includes Titanium Industries, Inc., after its acquisition by the Company on September 20, 1994. Minority interests represent the minority shareholder's 20% interest in the net income of TI.

(2) A provision for a loss on long-term agreements of $4,417 was recorded in the fourth quarter of 1995. See note 6 to the Company's Consolidated Financial Statements.

(3) See note 11 to the Company's Consolidated Financial Statements.

(4) See note 13 to the Company's Consolidated Financial Statements.

(5) The Company reported a provision for income taxes of $4.2 million, or an effective tax rate of 32% (on income before income taxes and minority interests) for the first six months of 1996. The difference between the federal and state combined statutory tax rate of 39.5% and the effective tax rate of 32% for the first six months of 1996 was primarily due to a change in the Company's deferred tax asset valuation allowance, reflecting the belief that it is more likely than not that the deferred tax assets will be realized by the Company. The Company's 1995 effective tax benefit rate on the net loss before income tax benefit and minority interests was 18%. The Company's income tax rate varied from the normally expected statutory rate because the valuation allowance was established for certain deferred tax assets.

(6) The cumulative effect of changes in accounting principles reflects the adoption of SFAS No. 109, "Accounting for Income Taxes," which resulted in the recognition of $0.6 million, or $0.05 per share, of income. Simultaneously, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which resulted in the recognition of $0.7 million, or $0.06 per share, of expense, net of tax benefits of $0.4 million. The combined effect of adopting SFAS No.'s 109 and 106 was the recognition of $69, or $0.01 per share, of additional expense.

(7) EBITDA represents income (loss) before cumulative effect of accounting changes plus income taxes, interest expense, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of cash flow and the ability to service debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income, net income or cash flow as an indicator of the Company's performance. EBITDA has been included because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purpose of analyzing the Company's performance with respect to its credit agreements and the Company understands that it is used by certain investors as one measure of a company's historical ability to service its debt. Not all companies calculate EBITDA in the same fashion and therefore EBITDA as presented may not be comparable to other similiarly titled measures of other companies.

(8) Order backlog is defined as firm purchase orders scheduled for delivery during the subsequent twelve-month period (which are generally subject to cancellation by the customer upon payment of specified charges).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OF THE COMPANY. THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

    Historically, aerospace applications in both the commercial and military sectors have accounted for a majority of U.S. titanium consumption. The aerospace industry has been characterized by severe cyclicality, which has had a significant impact on the sales and profitability of titanium producers, including OREMET. The last cyclical peak for the titanium industry occurred in the 1988-1990 period, when domestic industry mill product shipments averaged over 50 million pounds per year. In 1991, U.S. titanium industry mill product shipments declined by approximately 35% to 34 million pounds. This decline was primarily due to lower demand resulting from a slump in commercial aerospace and the curtailment or cancellation of military programs as the Cold War ended. Data reported by the USGS indicate that industry shipments reached approximately 36 million pounds in 1993 but dropped to about 35 million pounds in 1994.

    During the past five years, when the titanium industry was in a severe downturn, the Company incurred net losses of $4.7 million, $4.2 million, $4.1 million, $2.0 million and $2.4 million in 1991, 1992, 1993, 1994 and 1995, respectively. For the years 1993 through 1995, the Company's aggregate net losses were $8.5 million, and the combined losses of the Company and the other major titanium producers for whom data are publicly available (RMI, IMI plc, and Titanium Metals Corporation) were $181.3 million. Although the Company operated profitably in the first six months of 1996, continuing profitable operations will depend on continued strength in orders from the aerospace, golf and other markets, favorable pricing and the Company's ability to control its raw material and other costs.

    The USGS reported that in 1995, U.S. industry shipments of titanium mill products increased by 26% over 1994 levels to 44 million pounds, and mill product shipments in the first quarter of 1996 totaled approximately 12 million pounds, an increase of 29% over the first quarter of 1995. The improvement in industry shipments was the result of an increase in demand in the commercial aerospace market and the emergence of new uses of titanium metal, primarily in golf clubheads. Reported orders for new commercial aircraft have increased significantly, particularly for wide body planes such as the Boeing 777, which use a greater percentage of titanium per plane than narrow body aircraft. The Company believes that industry mill product shipments to the commercial aerospace market increased by more than three million pounds to 20 million pounds in 1995. While shipments to the military industry have fallen below delivery levels in the 1980s as a result of reduced defense budgets, this decline has been offset by demand from new markets. The Company believes that in 1996, shipments to the golf market, which were 1.5 million pounds in 1994, will be approximately 9 million pounds and be greater than shipments to the entire military sector.

    Beginning in 1993, several members of the Company's current executive management team, including Carlos E. Aguirre, the President and Chief Executive Officer, joined the Company from other companies within the titanium industry. The new management implemented a plan to: (i) diversify the Company's revenue base from a market, customer and product perspective, (ii) develop and establish a major presence in new markets, (iii) expand the Company's distribution and service center business and (iv) increase production levels while improving product quality. Aerospace-related sales represented approximately 46% of net sales in 1995, compared to approximately 61% of net sales in 1994. International sales have increased from 14% of net sales in 1994 to 20% of net sales in 1995. Sales for non-aerospace applications have increased from $27.9 million, 39% of total net sales, in 1994 to $79.7 million, 54% of total net sales, in 1995.

    The Company has devoted significant resources to develop its presence in new markets. The Company believes it is the market leader in shipments to the golf industry, with 1995 shipments of 1.8 million pounds and 1996 shipments anticipated to be approximately 5 million pounds. New markets where the Company has also established a major presence include armor for sale to the military and high purity sponge for the electronics industry. The Company also developed a process to produce titanium aluminide ingots, primarily for use by the aerospace industry. In addition, the Company has instituted synchronized manufacturing techniques and additional programs to improve cycle time and yield.

    On September 20, 1994, the Company completed the acquisition of TI for $13.5 million. TI operates full-line titanium metal service centers in the U.S., Canada, U.K. and Germany, and also produces small diameter titanium bars, weld wire and fine wire. The acquisition was accounted for as a purchase, with the results of TI included in the Company's financial statements from the acquisition date. TI sells its products primarily to industrial markets and to a lesser extent, the commercial aerospace market. Historically, TI's service centers have reported results that are more stable and less cyclical than the Company's core manufacturing business. The acquisition of TI has enhanced the Company's revenue diversification and its ability to identify promising new market opportunities.

    OREMET has historically utilized large amounts of low cost scrap in its melting operations. The Company believes that the ability to efficiently consume different types of scrap will become increasingly important as the demand for titanium increases. In order to meet this increased demand, the Company intends to construct a new EB furnace which will also reduce production costs and broaden its product range. The Company estimates that the EB furnace will be operational during the first half of 1998. See "Business -- Electron Beam Furnace."
    The Company's twelve-month order backlog has increased from $64 million as of June 30, 1995 to $141 million as of June 30, 1996. OREMET's backlog is based on firm purchase orders scheduled for delivery during the subsequent twelve-month period. Beginning in the second half of 1995 and continuing to the present, the Company has experienced a significant increase in requests for quotations as well as increased orders and prices on accepted orders. The increase in demand is primarily a result of the recovery in the commercial aerospace market and the growth of the golf clubhead market. Because of the strong demand, the Company has been increasingly selective in the new orders that it accepts. In addition, the Company delayed opening its first quarter 1997 order book until early June 1996 in order to better assess future raw material costs. The Company started accepting orders for second quarter 1997 beginning in early July 1996.

    The increase in demand for titanium products has resulted in higher prices for certain raw materials used by the Company, including titanium scrap, titanium sponge and alloying materials. During 1995, the Company's profitability was negatively impacted by higher raw material costs and fixed price long-term sales agreements with certain customers, primarily in the commercial aerospace industry. The Company recorded a $4.4 million provision in the fourth quarter of 1995 to recognize anticipated losses on existing long-term agreements ("LTAs") as a result of higher raw material costs. During the first six months of 1996, the Company incurred losses of $0.6 million on certain of its LTAs, reducing its accrual for future losses to $3.8 million at June 30, 1996. Starting with the first quarter of 1996, the Company added raw material surcharges in order to more directly link changes in raw material costs to its contracts. The Company has also instituted price increases for certain of its long-term sales agreements which were entered into prior to 1996. However, there can be no assurance as to the Company's continuing ability to recover raw material cost increases. The future profitability of the Company's fixed price LTAs is subject to change based upon the Company's costs of production.

RESULTS OF OPERATIONS

    The following table sets forth certain operating items of the Company's consolidated results of operations as a percentage of net sales for each of the years in the five-year period ended December 31, 1995, and for the six months ended June 30, 1995 and 1996.

                                                                                                  SIX MONTHS ENDED JUNE
                                                     YEAR ENDED DECEMBER 31,                               30,
                                 ---------------------------------------------------------------  ----------------------
                                    1991         1992         1993         1994         1995         1995        1996
                                 -----------  -----------  -----------  -----------  -----------  ----------  ----------
                                                                                                       (UNAUDITED)
Net sales......................      100.0%       100.0%       100.0%       100.0%       100.0%       100.0%      100.0%
Gross profit (loss)(1).........       (5.9)        (1.0)         4.9          9.3         10.8         16.1        22.4
Income (loss) from
 operations(1).................      (15.7)       (10.4)       (11.2)        (3.5)        (0.2)         4.5        13.2
Net income.....................       (8.6)%       (7.4)%       (7.4)%       (2.8)%       (1.6)%        1.5%        7.8%

- ------------------------
(1) A provision for a loss on LTAs of $1.3 million and $4.4 million was recorded in the second and fourth quarters of 1995, respectively. Gross profit and income from operations, exclusive of this provision, as a percentage of net sales would have been 13.8% and 2.8% in 1995, respectively, and 18.1% and 6.5% for the six months ended June 30, 1995, respectively.

    QUARTERLY RESULTS OF OPERATIONS

    The following table presents the Company's unaudited consolidated quarterly financial data for fiscal years 1994 and 1995, and the first and second quarters of 1996. Although the Company's business is not seasonal, growth rates of sales have varied from quarter to quarter as a result of the purchase of TI in September 1994, the timing of new products, industry cyclicality and general U.S. and international economic conditions.

                                                1994 QUARTERS                                   1995 QUARTERS
                                 --------------------------------------------  ------------------------------------------------
                                   FIRST      SECOND       THIRD     FOURTH      FIRST     SECOND (1)      THIRD    FOURTH (1)
                                 ---------  -----------  ---------  ---------  ---------  -------------  ---------  -----------
                                                                         (IN MILLIONS)
Net sales......................  $    13.3   $    14.5   $    17.0  $    26.4  $    30.8    $    35.2    $    41.2   $    39.7
Gross profit...................        0.1         0.6         1.7        4.2        5.3          5.3          4.1         1.2
Income (loss) from
 operations....................       (1.7)       (0.9)       (0.6)       0.7        1.6          1.4          0.1        (3.4)
Net income (loss)..............  $    (1.1)  $    (0.6)  $    (0.4) $     0.1  $     0.5    $     0.5    $    (0.4)  $    (3.0)

                                     1996 QUARTERS
                                 ----------------------
                                   FIRST      SECOND
                                 ---------  -----------

Net sales......................  $    51.3   $    58.8
Gross profit...................       10.4        14.2
Income (loss) from
 operations....................        5.5         9.0
Net income (loss)..............  $     3.3   $     5.2

- ------------------------
(1) During the second quarter of 1995, the Company reported a pre-tax charge to income of $1.3 million to reflect the impact of projected conversion costs on long-term agreements which were in excess of selling price. During the fourth quarter of 1995, the Company reported a pre-tax charge to income of $4.4 million to reflect the impact of increased raw material costs on long-term agreements.

    COMPARISON OF FIRST SIX MONTHS OF 1996 TO FIRST SIX MONTHS OF 1995

    NET SALES. Net sales increased $44.1 million, or 67% to $110.1 million in the first six months of 1996, compared to $66.0 million in 1995. The increase in sales was primarily driven by increased demand and higher prices for both the Company's manufactured and service center products. Of the $44.1 million net sales increase, $18.5 million was the result of volume increases and $25.6 million from higher average selling prices.

    TITANIUM SPONGE. During the first six months of 1996, the Company's integrated sponge facility operated at near capacity, primarily supplying the Company's internal demand for titanium sponge as well as sales to RMI under a long-term titanium sponge conversion agreement. Sales of titanium sponge and sponge conversion services increased 87% to $7.8 million from $4.2 million for the first six months of 1996 compared to the first six months of 1995. Sponge shipments increased 70% and the average sponge price per pound increased 10%. The increase in the average price per pound can be attributed to sales of high purity sponge, which the Company started commercially producing in limited quantities in 1995. The Company projects that it will continue to operate its sponge facility at near capacity with substantially all production being utilized for internal consumption and for supply to RMI (approximately 39% of capacity in 1996). The Company is presently supplementing its sponge production with purchases from other producers.

    INGOT. Sales of ingot increased 125% to $21.7 million for the first six months of 1996 compared to $9.6 million for the first six months of 1995. Ingot shipments increased 79% and the average ingot price per pound increased 26%. The Company operated its melt facilities at near capacity during the first six months of 1996 and expects to continue to do so for the remainder of 1996. The Company produces ingot for both internal use in its mill products division and for sale primarily to aerospace customers.

    MILL PRODUCTS. The Company produces or contracts for outside production a variety of mill products including: billet, bar, plate, sheet and engineered parts. Mill product sales increased 93% to $38.3 million for the first six months of 1996 compared to $19.9 million for the first six months of 1995. Shipments of mill products increased 29% and the average price per pound increased 50%. Sales to producers of aerospace components and golf clubheads are responsible for a substantial portion of the growth in mill product sales.

    CASTINGS. Sales of castings increased 56% to $4.7 million for the first six months of 1996 compared to $3.0 million for the first six months of 1995. The Company is operating at a higher production rate in 1996 and is expanding its casting facilities.

    DISTRIBUTION. The Company's service centers market a wide variety of mill products including engineered parts that are manufactured by various producers. During the first six months of 1996, sales of service center products increased 30% to $34.7 million compared to $26.7 million for the first six months of 1995. The increase in sales was due to increased shipments and favorable pricing and product mix.

    COST OF SALES AND GROSS PROFIT. Cost of sales for the first six months of 1996 increased 54% to $85.4 million, compared to $55.3 million in the first six months of 1995. The primary reason for the increase in cost of sales was increased shipments. The Company's gross profit margin increased to 22.4% for the first six months of 1996 from 16.1% for the first six months of 1995, as a result of higher prices and improved production efficiencies.

    RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES. Research, technical and product development expenses ("RT&D") increased by $0.2 million for the first six months of 1996 to $0.9 million from the comparable six month period of 1995. The main focus of RT&D is to develop enhanced production procedures, provide customers with required technical support and develop new products and markets. RT&D works jointly on projects with customers, research agencies and universities.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A") increased $2.2 million, or 32%, for the first six months of 1996 to $9.2 million from $6.9 million in the comparable six month period of 1995. The increase is primarily a result of additional employees hired to support the increase in operating activity. As a percentage of sales, SG&A decreased to 8.3% in the first six months of 1996 from 10.5% in the first six months of 1995.

    INTEREST EXPENSE. Interest expense increased $0.3 million to $1.3 million in the first six months of 1996 compared to the first six months of 1995, resulting from an increase in borrowing needed to fund expanded operating levels.

    PROVISION FOR INCOME TAXES. The Company reported a provision for income taxes of $4.2 million, or an effective tax rate of 32% (on income before income taxes and minority interests) for the first six months of 1996 compared to $0.7 million, or an effective tax rate of 37% for the comparable period in 1995. The difference between the federal and state combined statutory tax rate of 39.5% and the effective tax rate of 32% for the first six months of 1996 is primarily due to a change in the Company's deferred tax asset valuation allowance, reflecting the belief that it is more likely than not that the deferred tax assets will be realized by the Company.

    NET INCOME.   The Company  reported net income  of $8.5  million, $0.75  per share, for the first six months of 1996 compared to a net income of $1.0 million, $0.09 per share, for the comparable period in 1995.

    COMPARISON OF 1995 AND 1994

    NET SALES. Net sales increased $75.7 million, or 106% to $146.9 million in 1995, compared to $71.2 million in 1994. 1995 represented the first complete year in which TI results were consolidated with the Company. On a pro forma basis, as if TI had been included in results for all of 1994, the sales increase in 1995 would have been 53%. The increase in sales was primarily driven by increased demand and higher prices for both the Company's manufactured and service center products. Of the $75.7 million net sales increase, $61.5 million was the result of volume increases and $14.2 million from higher average selling prices.

    TITANIUM SPONGE. Sales of titanium sponge and sponge conversion services decreased 15% to $10.6 million in 1995, compared to $12.4 million in 1994. Sponge shipments decreased 18% and average sponge prices per pound increased. Sales of titanium sponge have decreased due to greater internal consumption by the Company. During the second half of 1995, the Company's integrated sponge facility operated at near capacity, primarily supplying the Company's internal demand for titanium sponge and sales to RMI under a long-term titanium sponge conversion agreement.

    INGOT. Sales of ingot increased 49% to $22.3 million in 1995, compared to $15.0 million in 1994. Ingot shipments increased 26% and the average ingot price per pound also increased 19%. The Company began operating its melt facilities at near capacity during the second half of 1995. The increase of sales is primarily due to higher demand from the aerospace industry.

    MILL PRODUCTS. Mill product sales increased 106% to $46.8 million in 1995, compared to $22.8 million in 1994. Shipments of mill products increased 95% and the average price per pound increased 5%. During 1995, mill products sales increased across all product lines. Sales to the casters of golf clubheads had a favorable effect on 1995 mill product sales.

    CASTINGS. Sales of castings increased 12% to $7.2 million in 1995, compared to $6.4 million in 1994. During the fourth quarter of 1995, a significant competitor of the Company discontinued its casting operations which had a positive impact on casting orders and sales.

    DISTRIBUTION. Sales of service center products were included for a full year in 1995, compared to approximately three months in 1994. During 1995, the increase in sales was due to increased shipments and favorable pricing and product mix. The markets served by the Company's service centers, which were entered by the Company with the acquisition of TI, displayed strong growth during 1995.

    COST OF SALES AND GROSS PROFIT. Cost of sales for 1995 increased 103% to $131.0 million, compared to $64.5 million in 1994. TI's cost of sales were included for a full year in 1995, compared to approximately three months in 1994. The primary reasons for the increase in cost of sales were increased shipments coupled with rising raw material costs. The Company's gross profit margin increased to 10.8% in 1995 from 9.3% in 1994.

    The Company recorded a provision for loss on LTAs of $4.4 million in the fourth quarter of 1995 to cover estimated losses on LTAs with certain aerospace customers. The provision for losses on LTAs was charged to cost of sales. The Company's most significant unfavorable LTA expires during the third quarter of 1997. In response to the changing market conditions, the Company has negotiated more favorable terms on many of its LTAs and has instituted raw material surcharges.

    RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES. RT&D increased $0.2 million to $1.6 million compared to $1.4 million in 1994. RT&D salaries and related expenses increased in 1995 compared to 1994, reflecting an increase in technical personnel to support the Company's long-term commitments for research, development of new products and improvements in operating processes.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased $7.0 million, or 93%, in 1995 to $14.5 million from $7.5 million in 1994. The inclusion of TI for a full year in the Company's 1995 results is the primary reason for the increase in the Company's SG&A. In response to an increased activity level, all departments included in the SG&A category added personnel during 1995. However, as a percentage of sales, SG&A decreased to 9.9% in 1995 from 10.6% in 1994.

    INTEREST EXPENSE. Interest expense increased by $1.5 million to $2.1 million in 1995 compared to $0.6 million in 1994. The increase in interest expense in 1995 compared to 1994 is the direct result of the purchase of TI in September 1994 and increased borrowing required to support the Company's increased operating levels.

    INCOME TAX BENEFIT. The Company's 1995 effective tax rate on the net loss before income tax benefit and minority interests was 18%. The Company's income tax rate varied from the normally expected statutory rate due to differences between book and tax income for which recognition of a deferred tax asset was not considered appropriate.

    NET LOSS. The Company reported a net loss of $2.4 million, $0.22 per share, for 1995 compared to a net loss of $2.0 million, $0.18 per share, for 1994.

    COMPARISON OF 1994 TO 1993

    NET SALES. Net sales increased 29% to $71.2 million in 1994, compared to $55.4 million in 1993. The Company's 1994 net sales include $11.5 million of sales attributable to TI. Net sales of ingot, mill products and castings increased 29% to $44.2 million in 1994 from $34.3 million in 1993. The expansion in sales across the Company's primary product lines reflected a strengthening general economy. The increase in revenue for these products was primarily the result of increased shipments; average prices remained stable between the two periods. Sales of titanium sponge and sponge conversion services decreased 36% to $12.4 million in 1994. The decrease in sales and conversion of titanium sponge was a direct result of competition from lower priced titanium sponge available principally from the FSU.

    COST OF SALES AND GROSS PROFIT. Cost of sales for 1994 increased 22.6% to $64.5 million compared to $52.6 million in 1993. The change was primarily due to the increase in volume. As a result, gross profit margin increased to 9.3% in 1994 from 4.9% in 1993.

    RESTRUCTURING COSTS. During 1993 the Company recorded a non-recurring provision for restructuring costs of $2.0 million as a result of severance benefits to salaried employees. No additional restructuring charges were incurred during 1994.

    PROVISION FOR ESTIMATED ENVIRONMENTAL COSTS. In 1994, the Company recorded a provision for estimated environmental costs of $0.2 million, compared to $1.0 million in 1993.

    RESEARCH,  TECHNICAL  AND  PRODUCT  DEVELOPMENT  EXPENSES.    RT&D  expenses
increased in 1994 to $1.4 million from $0.8 million in 1993 as a result of the Company's increased emphasis on new product development and technical support.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased 47% in 1994 to $7.5 million from $5.1 million in 1993. The addition of TI represented $1.7 million of the 1994 increase in SG&A. SG&A as a percentage of sales increased to 10.6% in 1994 from 9.3% in 1993.

    INCOME TAX BENEFIT.   The  Company reported an  income tax  benefit of  $0.7
million, or an effective tax rate of 26% for 1994, compared to a tax benefit of $1.8 million, or an effective tax rate of 31% for 1993.

    NET LOSS. The Company reported a net loss of $2.0 million, $0.18 per share, for 1994 compared to a net loss of $4.1 million, $0.38 per share, for 1993.

LIQUIDITY AND CAPITAL RESOURCES

    OVERVIEW

    Net cash used in operating activities totaled $4.7 million for the first six months of 1996, compared to $5.8 million for the comparable period of 1995. Increases in sales and the sales backlog accounted for the increased levels of accounts receivable and inventory, which represented the primary uses of cash for the six month period. Net cash used in operating activities totaled $11.0 million in 1995 compared to $4.5 million for 1994. Working capital increases required to support the sharp increase in operating levels were responsible for the most significant portion of the cash used by the Company's operating activities in 1995. The increase in the amount of cash flow used in operating activities is a trend which began in the second quarter of 1994, consistent with the Company's experience of increasing sales, sales order backlog and production.

    During the first six months of 1996, the Company incurred $3.5 million in expenses relating to its Stock Compensation Plans and Savings Plan. During 1995, the Company incurred $2.7 million in expenses relating to its Stock Compensation Plans and Savings Plan. Liabilities arising under these plans are satisfied by issuing shares of the Common Stock. Increases in the average market value of the Common Stock and in the number of eligible employees are the primary factors for the 1996 increase. See "Management -- Stock Related Compensation Plans" and notes 10 and 15 to the Company's Consolidated Financial Statements.

    During the fourth quarter of 1995, the Company incurred a non-cash charge to earnings of $4.4 million to establish a provision for anticipated future losses on fixed price LTAs. See note 6 to the Company's Consolidated Financial Statements.

    Net cash used in investing activities totaled $1.6 million for the first six months of 1996 compared to $1.2 million for the first six months of 1995. Net cash used in investing activities totaled $2.2 million in 1995 compared to $2.7 million in 1994. The Company had additions to property, plant and equipment of $1.5 million in the first six months of 1996 and $1.9 million in 1995 and 1994.

    In 1994, the Company paid $8.2 million, net of cash received of $0.8 million, and issued debt to the seller in the amount of $4.5 million, for the purchase of TI.

    Net cash provided by financing activities totaled $6.8 million for the first six months of 1996, compared to $5.8 million for the comparable period of 1995. Net cash provided by financing activities totaled $12.1 million in 1995, compared to $8.8 million in 1994. For the first six months of 1996, $6.2 million was provided from net borrowings on the Company's credit agreements and book overdraft. For 1995, $11.3 million was provided from net borrowings on the Company's credit facilities and book overdraft, and $1.0 million from a capital lease obligation.

    REVIEW OF SIGNIFICANT WORKING CAPITAL ACCOUNTS.

    INVENTORIES. Inventories increased by $15.3 million, or 23% during the first six months of 1996 while they increased $17.0 million, or 35%, to $66.0 million at December 31, 1995, compared to $49.0 million at December 31, 1994. In addition to an increase in finished goods inventory, increases in raw materials and work-in-process have been made in support of higher production levels. In response to a growing sales backlog, the Company is continuing to raise its production levels. The Company is also experiencing higher raw material and conversion costs, which have increased the cost of the Company's inventory.

    ACCOUNTS RECEIVABLE. Accounts receivable increased by $8.8 million, or 34% during the first six months of 1996, while they increased $5.5 million, or 27%, to $25.9 million at December 31, 1995, compared to $20.4 million as of December 31, 1994. The increase in accounts receivable is consistent with the Company's increase in sales volume.

    BOOK OVERDRAFT. The Company had a book overdraft at June 30, 1996, December 31, 1995 and December 31, 1994 of $2.3 million, $2.0 million and $0.0 million, respectively. The book overdraft represents Company checks which have been disbursed and are in transit as of the end of the reporting period. When the checks clear the Company's bank, they are funded by draws on the Company's U.S. credit facility to the extent they are not funded by deposits.

    ACCOUNTS PAYABLE. Accounts payable at June 30, 1996 and December 31, 1995 were $16.8 million and $17.0 million, respectively, which are comparable to the December 31, 1994 balance of $16.9 million.

    ACCRUED PAYROLL AND EMPLOYEE BENEFITS. Accrued payroll and employee benefits increased $2.4 million, or 35% during the first six months of 1996, while they increased $3.7 million, or 126% to $6.7 million at December 31, 1995, compared to $2.9 million at December 31, 1994. Accruals related to the Company's cash bonus program, stock appreciation rights plan, Stock Compensation Plans and Savings Plan account for a substantial portion of the increase.

    CREDIT AGREEMENTS

    The Company may borrow up to $35 million under the terms of a U.S. revolving credit agreement with BankAmerica Business Credit, Inc. ("BABC"). The U.S. credit agreement expires in September 1997. The balance outstanding under the credit agreement as of June 30, 1996 was $26.1 million. As of June 30, 1996, interest charged under the credit agreement was calculated based on BABC's reference rate plus 1.5% or a borrowing option based on LIBOR plus 2.5%.

    As of December 31, 1995, the Company was not in compliance with certain of its financial covenants contained in its BABC credit agreement. The Company obtained a written waiver from BABC on these matters. The U.S. credit agreement was amended as of March 14, 1996 and May 1, 1996 to, among other things, modify the debt to equity ratio covenant and certain other restrictive covenants and to increase the line from $25 to $35 million. The amendments to the covenants were needed for the Company to remain in compliance with certain financial covenants in the U.S. credit agreement in light of increased working capital growth. Upon completion of the Offering, the Company intends to seek a new $50 million U.S. credit facility.

    Titanium International Limited, a subsidiary of TI, has a short-term credit facility with Midland Bank plc, in the U.K., permitting borrowings of approximately L2.3 million ($3.6 million at current exchange rates). The U.K. credit agreement is subject to renewal on December 31, 1996. The balance outstanding under the U.K. credit agreement as of June 30, 1996 was $1.5 million (at current exchange rates).

    CAPITAL EXPENDITURES

    The Company intends to use approximately $32 million of the net proceeds from this Offering for the construction, equipment and facility costs for a new EB furnace and related upgrade of scrap reprocessing facilities. The construction and production ramp-up periods are expected to take approximately 18 months with approximately $4 million expended in 1996 (design and procurement phases), $20 million in 1997 (construction phase) and approximately $8 million in 1998 (testing phase). See "Business -- Electron Beam Furnace."

    The Company also intends to use approximately $15 million of the net proceeds from this Offering to establish or purchase additional service centers in the Pacific Rim, Northeastern United States and Southern Europe by the end of 1997. Currently, no potential acquisitions have been identified.

    The Company anticipates that capital expenditures during 1996, other than those related to the EB furnace and the service center expansion, will approximate $9 million which will be provided by internally generated funds or credit facilities. Capital expenditures required to maintain compliance with applicable environmental regulations are included in the Company's capital expenditure plan to the extent that they can be determined. The Company has no material open commitments which obligate it to make future capital expenditures.

    INCOME TAXES

    For financial and income tax reporting purposes the Company incurred net losses for 1991 through 1994. The Company is unable to carry back any further losses for federal or state tax refunds. In 1995, the Company reported a loss for financial reporting purposes, but expects to report taxable income for both federal and state income tax reporting purposes. The Company anticipates that it will be able to utilize federal and state net operating loss carryforwards to offset 1995 taxable income, limiting the amount of taxes actually payable to the taxing jurisdictions where it is subject.

    The Company anticipates that in 1996 it will fully utilize its federal net operating loss carryforwards of $3.5 million and will pay federal taxes on any remaining balance of its federal taxable income. The Company has a State of Oregon net operating loss carryforward of $30.0 million which will limit the amount of state taxes paid in 1996. In addition, the Company pays minimal franchise and income taxes in various states and foreign jurisdictions.

    ADEQUACY OF LIQUIDITY AND CAPITAL RESOURCES

    The Company's access to borrowing facilities, internally generated cash and the net proceeds from the Offering are expected to be sufficient to support the Company's operating needs and to finance its continued growth, capital expenditures and repayment of long-term debt obligations.

    NON-U.S. OPERATIONS AND MONETARY ASSETS

    Approximately 9% of the Company's net sales for the first six months of 1996 and 11% of the Company's 1995 net sales were derived from its service centers in the U.K. and France. Changes in the value of non-U.S. currencies relative to the U.S. dollar cause fluctuations in U.S. dollar financial position and operating results. The impact of currency fluctuations on the Company was not significant in 1995 and the first six months of 1996.

    IMPACT OF INFLATION

    Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the titanium industry, the Company may not be able to pass through such increased costs to its customers.

CHANGES IN ACCOUNTING PRINCIPLES

    The Company expects to elect the disclosure alternative prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and to account for stock-based employee compensation with respect to the Common Stock in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options in which the exercise price is not less than the market price on the grant date. Under the disclosure alternative SFAS No. 123, the Company will disclose, starting with its 1996 fiscal year, its respective pro forma net income and earnings per share as if the fair value based accounting method of SFAS No. 123 had been used to account for stock-based compensation cost for all awards granted by the Company after January 1, 1996. See note 15 to the Company's Consolidated Financial Statements.

                                    BUSINESS

    THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

THE COMPANY

    The Company is one of two U.S. integrated producers and distributors of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, golf and military markets. Since 1993, the Company has developed new market opportunities for titanium, expanded its distribution network, increased its production capacity, and improved its manufacturing efficiency. As a result, management believes that it is well-positioned to capitalize on improving and emerging markets in the titanium industry. In 1995, the Company reported net sales of $146.9 million, an operating loss of $0.3 million and a net loss of $2.4 million. During the first six months of 1996, the Company reported net sales of $110.1 million, operating income of $14.5 million and net income of $8.5 million.

    On September 20, 1994, the Company completed the acquisition of the net assets and subsidiaries of the Titanium Industries Distribution Group from Kamyr, Inc. The acquired business is being operated under the name of Titanium Industries, Inc., an 80% owned subsidiary of OREMET. TI operates full-line titanium metal service centers in the U.S., U.K., Germany and Canada, and it produces small diameter titanium bar, weld wire and fine wire. The acquisition was accounted for as a purchase, with the results of TI included in the Company's financial statements from the acquisition date.

    The Company was incorporated in Oregon in 1955 and began operations in 1956. The Company funded its growth internally and through investments by corporate partners. In December 1987, the Company repurchased its Common Stock from its major corporate partner and immediately sold shares of its Common Stock to the ESOP. Initially, the ESOP owned approximately 67% of the Common Stock and at June 30, 1996, the ESOP's ownership interest was approximately 14%.

STRATEGY AND OUTLOOK

    Beginning in 1993, several members of the Company's current executive management team, including Carlos E. Aguirre, the President and Chief Executive Officer, joined the Company from other companies within the titanium industry. The Company's management team intends to continue to focus on the following strategic objectives to further improve its competitive position:

    - MAINTAIN LEADERSHIP IN NEW MARKET APPLICATIONS AND PRODUCTS

     OREMET has developed many new and improved applications for titanium with or for its customers. Sales for non-aerospace applications have increased from $12.7 million in 1993 to $79.7 million in 1995. In addition to the golf market, OREMET has established a major presence in new markets such as armor for sale to the military and high purity sponge for the electronics industry. For the aerospace industry, OREMET has developed a unique production process for titanium aluminides. As a result of these efforts, the Company has diversified its revenue base while maintaining the flexibility to respond to changing market conditions.

    - BENEFIT FROM VERTICAL INTEGRATION AND SCRAP HANDLING CAPABILITIES

     OREMET is one of only two companies in North America which are vertically integrated in the production of sponge and mill products. The Company is a large producer of titanium sponge and a large purchaser and processor of titanium scrap, two key materials used in the manufacture of mill products. The ability to both produce and purchase sponge or scrap allows the Company considerable flexibility in optimizing its mix of raw material purchases and reduces the Company's exposure to raw material price fluctuations. As a result of this flexibility, the Company is well positioned to control the costs of producing titanium ingot and mill products.

    - EXPAND SERVICE CENTER BUSINESS

     The Company's distribution strategy is to establish new titanium metal service centers in growth markets throughout the world. The Company's and TI's eight full-line titanium metal service centers located in the U.S., U.K., France, Germany and Canada significantly enhance OREMET's distribution capabilities. Historically, TI's service centers have reported results that are more stable and less cyclical than the Company's core manufacturing business. These service centers also provide OREMET with timely feedback from a wide range of customers which is useful in determining new market applications and product development.

    - INVEST IN A NEW ELECTRON BEAM FURNACE

     The Company intends to use a portion of the net proceeds from the Offering to build a 20 million pound capacity EB furnace. In addition to the increased melt capacity, the Company believes that the EB furnace will replace some of its less efficient melting capacity, lower production costs, improve flexibility in using various raw materials and provide a broader range of products. The Company estimates that the EB furnace will be operational during the first half of 1998.

    - IMPROVE FINANCIAL FLEXIBILITY

     Management seeks to improve the financial flexibility of the Company by repaying outstanding indebtedness with net proceeds from the Offering.

INDUSTRY OVERVIEW

    Titanium was first commercially produced in the 1950s. Titanium's superior strength-to-weight ratio, stability at high temperatures and corrosion resistance make it well suited for the aerospace and jet engine market. Historically, approximately 70% to 80% of U.S. titanium consumption has been for aerospace applications both in the commercial and military sectors.

    The aerospace industry has historically been characterized by severe cyclicality, which has had a significant impact on the sales and profitability of titanium producers, including OREMET. The last peak in the titanium industry cycle occurred in the 1988-1990 period when domestic industry mill product shipments averaged over 50 million pounds per year. In 1991, U.S. titanium industry shipments declined by approximately 35% to 34 million pounds. This decline was primarily due to lower demand resulting from a slump in the commercial aerospace industry and the curtailment or cancellation of military programs resulting from the end of the Cold War. Data reported by the USGS indicate that domestic industry mill product shipments increased by approximately one million pounds per year in 1992 and 1993, while they dropped to approximately 35 million pounds in 1994. Based on data of the USGS, U.S. mill product industry shipments were approximately 44 million pounds in 1995. Mill product shipments in the first quarter of 1996 totaled approximately 12 million pounds which represents an increase of 29% over the first quarter of 1995 as reported by the USGS. The improvement in industry shipments is the result of increased demand from the commercial aerospace industry and from the producers of golf clubheads.

    Beginning  in  1995,  demand  for  titanium  significantly  strengthened due primarily to increased demand from the aerospace market. Historically, commercial airlines have tended to place new aircraft orders when their operating profits were improving. In 1995, the domestic commercial airline industry reported significantly higher operating profits than the prior year, and in the second half of 1995 aircraft manufacturers began to increase aircraft build rates. As of March 31, 1996, the estimated firm order backlog for The Boeing Company, McDonnell Douglas Corporation and Airbus Industries, major U.S. and international aircraft manufacturers, was 1,987 planes versus 1,699 planes on March 31, 1995, an increase of 17%, as reported by THE AIRLINE MONITOR (an aerospace industry publication). Newer wide body planes, such as the Boeing 777 and the Airbus A-330 and A-340, use a higher percentage of titanium in their airframes, engines and parts (as measured by total fly weight) than narrow body planes. "Fly weight" is the empty weight of a finished aircraft with engines but without fuel or passengers. The Boeing 777, for example, utilizes titanium for approximately 9% of total fly weight, compared to between 2% and 3% on the older 737, 747 and 767 models. Firm backlog for the Boeing 777 as reported by The Boeing Company was 246 as of June 30, 1996, compared to 162 as of June 30, 1995, an increase of

52%. Aerospace industry-related sales represented approximately 39% of the Company's net sales for the first six months of 1996, 35% of which were made to subcontractors in the aerospace industry and 4% of which were made directly to major U.S. and international aircraft manufacturers.

    The aerospace industry is expected to remain the largest source of demand for titanium products. However, many opportunities exist in the non-aerospace markets where the characteristics of titanium metal provide advantages over competing materials, such as aluminum, nickel and stainless steel. Golf clubhead manufacturers are using titanium because of its strength and low weight which enables production of clubs with larger heads. Titanium's resistance to the effects of atmospheric conditions and a variety of chemicals and acids make it an attractive metal for marine and other industrial applications where corrosion is of critical concern. As a result, titanium is used increasingly in pollution control equipment, offshore oil installations, mining operations and waste storage facilities. Its favorable strength-to-weight ratio and biocompatibility also make it an increasingly popular metal for biomedical products such as medical implants, and consumer products such as eyeglass frames and bicycles.

PRODUCTION PROCESS

    Since it began operations in 1956, OREMET has been innovative in developing process technologies for the production of titanium. The production of titanium requires several raw materials, including titanium tetrachloride (a liquid derivative of rutile ore, coke and chlorine gas), magnesium, titanium scrap and master alloys, such as vanadium-aluminum. See "Business -- Raw Materials."

    The flow of the Company's titanium production process is illustrated below.

                       OREMET TITANIUM PRODUCTION PROCESS

                                    [GRAPH]

    The  Company's  manufacturing  processes  are  dependent  on  the   reliable
operation of its machinery and equipment. The Company has certain critical pieces of machinery and equipment which may require significant lead times to complete necessary repairs or replacements and the functions of which may not be easily replaced by an outside converter. Additionally, given the Company's belief that all other titanium manufacturers are currently operating at or near production capacity, there can be no assurance that the Company could locate an outside converter that has sufficient available capacity to enable the Company to meet its production demands in a timely manner, or that an agreement could be reached with any such outside converter on commercially acceptable terms. Any such event could result in a disruption in the Company's production or distribution which could have a material adverse effect on the Company, its financial condition or its prospects. Additionally, although the Company maintains business interruption insurance to reduce the potential effect of any such loss, a natural disaster or other catastrophic event occurring at its Albany manufacturing facilities could have a material adverse effect on the Company, its financial condition or its prospects.

PRODUCTS

    Titanium products is the Company's single business segment. A full range of titanium products is produced for applications in both the aerospace and non-aerospace markets. The principal product forms are titanium sponge, titanium ingots, titanium mill products and castings.

    The amount of the Company's consolidated sales and the percentage of consolidated sales represented by each class of product during the three years ended December 31, 1995 and the six months ended June 30, 1995 and 1996, were as follows:

                                                                                                          (UNAUDITED)
                                                                                                        SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                                       JUNE 30,
                      -----------------------------------------------------------------------  ----------------------------------
                               1993                    1994                    1995                     1995              1996
                      ----------------------  ----------------------  -----------------------  ----------------------  ----------

                                                                    (IN THOUSANDS)
Net Sales:
Sponge..............  $  19,391         35%   $  12,360         18%   $   10,558          7%   $   4,175          6%   $    7,824
Ingot...............      9,963         18       14,992         21        22,315         15        9,629         15        21,652
Mill Products.......     19,860         36       22,752         32        46,839         32       19,870         30        38,340
Castings............      4,473          8        6,442          9         7,225          5        3,009          5         4,682
Distribution........         --         --       11,517         16        54,455         37       26,673         40        34,689
Other...............      1,664          3        3,103          4         5,461          4        2,607          4         2,882
                      ---------        ---    ---------        ---    ----------        ---    ---------        ---    ----------
  Total Net Sales...  $  55,351        100%   $  71,166        100%   $  146,853        100%   $  65,963        100%   $  110,069
                      ---------        ---    ---------        ---    ----------        ---    ---------        ---    ----------
                      ---------        ---    ---------        ---    ----------        ---    ---------        ---    ----------



Net Sales:
Sponge..............          7%
Ingot...............         20
Mill Products.......         35
Castings............          4
Distribution........         32
Other...............          2
                            ---
  Total Net Sales...        100%
                            ---
                            ---

    SPONGE. Titanium sponge is the commercially pure, elemental form of titanium metal. Titanium sponge is produced by OREMET at its facility in Albany, Oregon by reducing titanium tetrachloride using magnesium as the reduction agent. OREMET produces titanium sponge in 15,000 pound batches by using a modified Kroll process developed by OREMET engineers. Titanium tetrachloride and magnesium are combined in a horizontal retort and swept with heated helium in one of the Company's eight sponge reduction furnaces, producing titanium sponge and magnesium chloride. The magnesium chloride is separated electrolytically into magnesium and chlorine in OREMET's magnesium recovery facility. The recovered magnesium is recycled for use in the Company's titanium sponge manufacturing facility. The chlorine by-product is sold, but does not produce material revenues for the Company.

    OREMET began producing titanium sponge for internal use in 1970 and began selling it in 1987. The Company sells sponge principally to domestic non-integrated titanium producers who use the sponge to produce ingot and mill products. During 1995, the sponge plant operated at approximately 75% of its practical annual capacity of 13.5 million pounds and since the second half of 1995 it has been operating at near capacity. The Company supplements its sponge needs by purchasing from third parties. See "Business -- Raw Materials" and "Business -- Competition."

    The Company has a contract to supply titanium sponge and certain other titanium products to RMI through 2003. Under this contract, RMI may require that the Company supply it with up to seven million pounds of titanium sponge per year (approximately 52% of the sponge plant's capacity). RMI has notified the Company that it will take no more than approximately 80% of the maximum amount of sponge at specified prices per pound during 1996 and 1997. Thereafter, through 2003, the price of the sponge supplied will at RMI's option be at either U.S. market prices or the prices in effect under the contract for 1996 plus adjustments for changes in certain of the Company's costs, such as labor, electricity and materials, but in any event, the price charged will not be below the Company's cost. The Company's agreement to supply titanium sponge has not had and is not likely to have a material adverse effect on the Company, its financial condition or its prospects. Sales to RMI accounted for approximately 5%, 13% and 30% of OREMET's net sales in 1995, 1994 and 1993, respectively and 5% of net sales for the six months ended June 30, 1996. No other customer accounted for more than 10% of OREMET's net sales in any of these periods.

    INGOT. Titanium ingots are cylinders with a weight of up to 20,000 pounds and a diameter of up to 36 inches. Titanium ingots are made by OREMET at its facility in Albany, Oregon by melting sponge or titanium scrap, or a combination of the two, with certain other elements to form titanium alloys. Prior to melting, the materials are measured by a computerized weighing system to meet customer specifications and compacted into briquettes that are welded together to form an electrode. An electrode can also be formed by melting the materials in the Company's plasma furnace, which allows the Company to combine a larger percentage and more varied types of titanium scrap. An electrode is then melted in one of the Company's vertical, water-cooled vacuum arc furnaces. Melting may be repeated once or twice to produce standard and premium grades of titanium ingot. The melting process is monitored through computer-operated sensors, controls and video displays to maintain high levels of quality and consistency. After melting, samples from finished ingots are analyzed in the Company's laboratory to ensure proper chemical content and quality. Ingots are converted in a forge, either by OREMET or by its customers, into semi-finished shapes and then into finished mill products. The Company produces ingots in a variety of sizes and grades to meet the customer's specifications. During 1995, the ingot plant operated at approximately 65% of its estimated annual capacity of 22 million pounds and since the second half of 1995 it has been operating at near capacity. In addition to its own ingot production, the Company contracts to have melting done by other domestic and international suppliers. In order to meet long-term needs, the Company plans to expand its capacity to produce ingot and mill products by increasing its melt capacity with an investment in EB technology. The Company expects to continue to utilize such suppliers until the EB furnace is operational. See "Business -- Electron Beam Furnace."

    MILL PRODUCTS. Titanium mill products result from the forging, rolling, drawing and/or extruding of titanium ingots or slabs. OREMET produces titanium billet, bar, rod, wire, plate and sheet. OREMET sells its mill products to manufacturers of aircraft, jet engines, vessels and piping for chemical plants, prosthetic and orthopedic implants, armor, golf clubheads and other consumer goods. OREMET produces mill products at its plants in Albany, Oregon and Frackville, Pennsylvania. During 1995, the mill products facility in Albany, Oregon operated at 50% of its estimated annual capacity of 15 million pounds and is currently operating at approximately 65% of its capacity.

    The Company is dependent on the services of outside processors to perform certain important processing functions. For some of its products, OREMET is dependent on the services provided by THT, an outside processor which is 50% owned by one of the Company's principal competitors. THT owns and operates an EB furnace which the Company utilizes for melting titanium slab, that is further processed into titanium plate and sheet for non-aerospace applications, and titanium electrodes for aerospace applications. OREMET has not experienced any delays or problems associated with the competitor's ownership of THT. Other than for those provided by THT, the services performed by the outside processors are typically available from multiple sources. Services are provided by THT in accordance with a three-year agreement ending December 31, 1996. This agreement is renewed automatically for successive one-year terms unless either party has given the other not less than six months' notice of its desire not to renew such term. OREMET and other THT customers have received notice from THT that it will not renew on present terms, but that it intends to negotiate new supply contracts. Should the THT services agreement not be renewed, OREMET would attempt to obtain these services from another competitor which has a cold hearth melting furnace. OREMET believes that the loss of the services provided by THT would result in production delays and have an adverse effect on the Company, its financial condition or its prospects. In order to address its long-term melting requirements, the Company intends to construct a new EB furnace. While the Company currently intends to construct its own EB furnace, the Company, as an alternative, may evaluate an investment in a joint venture to obtain access to EB technology. The Company will only consider a joint venture if such an arrangement can be structured with a suitable partner, on favorable terms, and in a timely manner to allow for production using EB technology in accordance with the Company's schedule. See "Business -- Electron Beam Furnace."

    The Company maintains a process engineering staff which continually evaluates and identifies potential improvements in the manufacturing process. OREMET's quality control group tests products for compliance with customer specifications, including detailed metallurgical and chemical analyses, sonic tests and mechanical capability and property tests. The results of these tests are certified for conformity to specifications and then recorded for future traceability.

    CASTINGS. In 1957, OREMET completed construction of a titanium and zirconium casting foundry and began producing components in commercial quantities. Since then, the foundry has continued to develop new technology and make process improvements. OREMET produces titanium and zirconium castings for customers primarily for the non-aerospace industry. Castings are made by melting metal which is then poured under vacuum into graphite molds. Castings generally weigh from one pound to 2,000 pounds. OREMET's castings are made at its Albany, Oregon plant to customer specifications and are used in marine and other industrial applications where corrosion is of critical concern. Titanium and zirconium castings are used in a diversity of applications including offshore oil production, chemical processing, mining, armor, aerospace, power generation, pulp and paper manufacturing and marine products. Both titanium and zirconium are recognized as cost-effective materials for construction because of their light weight, excellent corrosion resistance, low maintenance, high quality and long life cycle. As new applications for titanium continue to grow, the Company expects the demand for castings to follow. To address this increasing demand, the OREMET foundry is in the process of increasing its production capacity.

    OTHER PRODUCTS. OREMET provides services to other titanium producers and sells by-products of its titanium production process. Non-integrated producers of titanium ingot and mill products contract with OREMET to melt sponge or titanium scrap into ingot or to convert ingot into mill products. OREMET also sells titanium scrap for use as an alloy addition in the production of other metals such as steel and aluminum.

ELECTRON BEAM FURNACE

    The Company intends to expand its melting capabilities by constructing a new EB furnace. This technology offers cost advantages over the existing production practices and is required to meet the requirements of certain critical aerospace applications. EB technology offers the advantage of directly casting semi-finished shapes, thereby reducing the amount and cost of subsequent conversion operations and processing required prior to shipping the completed product. In addition, the EB technology will allow the use of different types and greater amounts of scrap input materials, thus allowing for cost savings and improved inventory utilization. The EB furnace is expected to enhance the Company's capacity to product ingot and mill products.

    The Company estimates that the cost to construct an EB furnace facility with an annual melting capacity of 20 million pounds, together with a related expansion of the existing scrap processing facility, will total approximately $32 million. See "Use of Proceeds." The Company is currently working with engineers and equipment suppliers on the design of the EB furnace. The Company estimates that the facility will be in operation during the first half of 1998 and will be capable of producing 5 million pounds in 1998, 11 million pounds in 1999 and at near capacity in 2000. The Company expects that the EB furnace will replace some of the Company's less efficient existing melting capacity. The Company anticipates that it will have an immediate need for a substantial portion of the production of the EB furnace and that it will be able to obtain long-term commitments from others for the furnace capacity which is not utilized by the Company. While the Company currently intends to construct its own EB furnace, the Company, as an alternative, may evaluate an investment in a joint venture to obtain access to EB technology. The Company will only consider a joint venture if such an arrangement can be structured with a suitable partner, on favorable terms and in a timely manner to allow for production using EB technology in accordance with the Company's schedule. If the Company invests in a joint venture, it may not have a controlling interest in such venture and its employees may not operate the EB furnace. As a result, the Company may be unable to influence future investment or strategic decisions relating to the EB furnace.

    All North American EB furnaces producing titanium in commercial quantities are owned by AJM and THT. The Company believes that these furnaces are running at near capacity. In addition to the Company's plans to invest in EB furnace technology, additional EB furnaces may be built and may result in excess capacity. Such an event could have a material adverse effect on the Company, its financial condition or its prospects.

    The Company may experience design and start-up difficulties, such as cost overruns, operational difficulties, and significant delays. AJM is the only company which has successfully applied the electron beam technology to titanium production in commercial quantities. Although the President of the Company was actively involved in this technology while he was employed by AJM, there can be no assurance that the Company can successfully implement this technology into its operations without the assistance of AJM or its 50% subsidiary, THT. No such arrangement has been agreed upon and if either of their assistance does not become available on an economic basis, the time required to bring the additional capacity on-line, on a fully operational basis, may extend beyond the eighteen-month period estimated by the Company and impair or eliminate any benefit from the investment. In addition, if the Company implements new technology, there is no assurance that such technology will work or will not result in delays or difficulties.

RAW MATERIALS

    The primary raw materials used by the Company are titanium tetrachloride, magnesium, titanium scrap and certain combinations of primary metals that form master alloys. Titanium tetrachloride and magnesium are the principal materials used in the production of titanium sponge. The principal materials used in the production of titanium ingot are sponge, titanium scrap and alloying elements.

    OREMET purchases its titanium tetrachloride requirements from SCM under a long-term contract that expires in 2001. While the Company believes it could obtain commercial quantities of sufficiently pure titanium tetrachloride from other sources, but at a potentially higher cost, any extended disruption in the supply from SCM could have a material adverse effect on OREMET's ability to produce titanium sponge and could have a material adverse effect on the Company, its financial condition or its prospects. Magnesium is generally available from a number of suppliers.

    While the Company  is one  of seven  major worldwide  producers of  titanium sponge, a basic raw material in the production of titanium ingot and mill products, under current market conditions it cannot supply all of its needs for titanium sponge internally and is dependent, therefore, on third parties for a portion of its titanium sponge needs. Since 1993, the Company has purchased sponge from third parties to take advantage of lower-priced materials and to supplement that which it produces. The Company estimates it will purchase approximately 42% of its sponge requirements from third parties during 1996. The Company obtains sponge from domestic and foreign producers of sponge, both on a spot purchase basis and pursuant to short-term sponge contracts. The Company's purchases of imported sponge, in pounds, compared to total purchases and production of sponge were 27%, 12%, 7% and 11% for the first six months of 1996 and for the years ended December 31, 1995, 1994, and 1993, respectively. There can be no assurance that the Company will not experience interruptions in its sponge supplies, which could have a material adverse effect on the Company, its financial condition or its prospects.

    Titanium scrap is typically available from many sources. The Company is a major recycler of titanium scrap. Where possible, the Company utilizes titanium scrap as a cost-effective alternative to titanium sponge; both materials are used as primary ingredients in the manufacture of ingots. Much of the titanium scrap which is purchased by the Company originates from within the FSU as the availability of attractively priced domestic scrap in sufficient quantities varies due to fluctuations in the U.S. titanium market and demands from other purchasers, including steel and aluminum producers. Certain of the primary metal compounds used to form master alloys are produced by a limited number of suppliers. During January 1996, in response to rapidly increasing scrap costs, the Company added raw material surcharges to its product prices to offset the higher costs it was experiencing.

    The Company has historically obtained approximately 50% of its feedstock for producing titanium ingot from sponge and the other 50% from scrap. The Company believes it will continue to be able to obtain sufficient quantities of sponge and scrap to enable it to meet its production needs.

    When available at attractive prices, the Company has purchased titanium sponge and scrap from various countries, including the FSU. The Company's purchases of imported sponge and scrap, in pounds, compared to total purchases and production of sponge and scrap were 25%, 11%, 6% and 10% for the first six months of 1996 and for the years ended December 31, 1995, 1994, and 1993, respectively. Continued availability of these materials at attractive prices from the FSU cannot be assured due to the uncertainties concerning the manufacturing capabilities of the FSU titanium producers and the potential for political and economic instability within the FSU.

    Historically, the Company has sought to recover increases in titanium scrap and sponge prices through price increases of its products. The Company has recently added raw material surcharges to its contracts in order to more directly link changes in raw material costs to its sales prices. The average cost of sponge and scrap increased 26% during the first six months of 1996 as compared to the average cost for the year 1995. During the first six months of 1996, the average sales prices (including surcharges) for ingot and mills products increased 26% and 50%, respectively. Generally, the Company does not incur import tariffs and anti-dumping duties on purchases of FSU sponge as it is ultimately exported in the form of finished goods. If such tariffs and duties were incurred, the Company would adjust the price or surcharge accordingly. There is no import tariffs or duties on scrap. Any increases in titanium scrap and sponge prices which are not offset by increases in the Company's sales prices could have a material adverse effect on the Company, its financial condition or its prospects.

MARKETS

    AEROSPACE. The Company sells its titanium products to non-integrated producers and fabricators which process the material for use by the aerospace industry. While the percentage of its sales to the aerospace industry accounted for approximately 46% in 1995, compared to 61% in 1994 and 77% in 1993, aggregate sales to the aerospace industry increased from $42.6 million in 1993 to $67.1 million in 1995. The Company has also expanded its capability to include more complex alloys and mill products used by the aerospace industry. The Company anticipates that future aerospace industry sales will vary from 40% to 60% of total net sales depending upon demand and profitability. For the first six months of 1996 aerospace related sales represented 39% of net sales. The Company's main route of supply is to provide products to numerous forging houses, machine shops and other mill product producers who in turn supply components to the major air frame and jet engine manufacturers. Since 1994 the Company has been supplying products direct to Airbus Industries for the fabrication of engine pylons. OREMET's commercial aerospace product sales are dependent upon the production rates of major airplane manufacturers both as a direct and as an indirect supplier. The Company has historically experienced a high level of order cancellation and deferrals in periods of industry downturn. The cyclicality of the commercial and military aerospace industry has had and may continue to have a material adverse effect on the Company, its financial condition or its prospects. See "Business -- Industry Overview" and "Business -- Products." The Company can give no assurance as to the extent or duration of any recovery in the aerospace market or the extent to which such recovery will result in increases in demand for titanium products.

    GOLF. The titanium golf clubhead market evolved in 1988 when a few investment casting houses started producing clubheads for export to markets in the Far East. At the same time, some companies in Japan started to produce clubheads by casting and forging. By 1993, the technology and manufacturing processes were well developed and major U.S. club producers became interested in producing heads with a larger hitting surface. Since 1993, most of the major golf club manufacturers have started their own lines of titanium head drivers. The Company estimates that the use of titanium has grown from 1.5 million pounds in 1994 to approximately 9 million pounds in 1996. Golf club manufacturers are now starting to produce titanium fairway woods, irons and putters. The Company has excellent relationships with the major golf clubhead casting companies. The Company believes it is the market share leader and is supplying in excess of 50% of the titanium sold to the golf market.

    The Company believes that the market for golf clubheads has grown to be the second largest consumer of titanium, after the commercial aerospace market. The market for the Company's products sold to golf clubhead producers has only recently begun to emerge as a significant component of the Company's net sales, and there can be no assurance that demand for titanium products used in the golf industry or the Company's products in particular, will continue or that this market will expand as the Company anticipates. In addition, the Company's major competitors in the titanium industry have recently begun to supply the golf clubhead market and there is no assurance that the Company will be able to maintain its leading market share.

    ARMOR. Titanium has been studied by the defense industry as a ballistic protection material. In the mid 1970s, titanium was designed into the A-10 military airplane to provide protection for the pilots performing close-in ground support missions. As a result of the deficiencies with aluminum protection systems experienced during the Faulkland's War, titanium was studied as a replacement material for protecting strategic areas aboard naval fighting ships.

    In order to deploy forces more rapidly, certain military forces turned to titanium to reduce the weight of vehicles while assuring good ballistic protection. Since 1992, hatch covers on the Bradley fighting vehicle have been made with titanium. In 1994 and 1995, OREMET supplied over 300,000 pounds of titanium plate for ballistic protection on a new French aircraft carrier, the CHARLES DEGAULLE. OREMET is supplying titanium parts for construction of the Swedish Leopard II tank and the U.S. M1A2 tank. Military engineers continue to search for other armor applications that can take advantage of titanium's light weight and ballistic protection characteristics. Research efforts for armor applications continue to be a high priority for OREMET. The Company believes that titanium usage on tanks and on various types of personnel carriers will increase.

    In an effort to lessen the titanium industry's dependence on the aerospace industry and to increase participation in other markets, the Company, its competitors and certain end-users of titanium are devoting significant efforts and resources to developing new markets and applications for titanium, certain of which are still in the preliminary stages. Developing these emerging applications involves substantial risk and uncertainties due to the fact that titanium must compete with less expensive materials in these potential applications. There can be no assurance that the Company will be able to develop new markets and applications for its products, or as to the time required for such development, or as to the extent to which it will face competition in this regard. If the Company is unable to develop these markets to a substantial degree, management expects that the Company's business would be largely dependent on the cyclical aerospace industry and the emerging golf market.

MARKETING, DISTRIBUTION AND SERVICE CENTERS

    OREMET markets primarily to manufacturers of titanium metal end products. The Company also sells its products to non-integrated titanium producers, regional value-added distributors and other mill product consumers. The majority of sales are made through the Company's internal sales force. OREMET also uses independent sales representatives for the sale of products outside of North America.

    Shipments to customers may be made directly from one of the Company's mills in Albany, Oregon or Frackville, Pennsylvania; from an outside processor; or from one of the Company's service centers in North America and Europe. The Company's service centers maintain a large inventory of titanium mill products available for rapid delivery to points around the globe. A complete line of first stage processing equipment is available and outside machining can be arranged by the service centers to meet the needs of their customers.

    For nearly 25 years, TI, including its predecessor company, has been supplying and developing titanium applications for industrial and commercial customers. TI maintains a network of service centers established to satisfy the titanium needs of the non-aerospace industry. TI opened its first service center during 1972 in Fairfield, New Jersey. In response to the increasing demands of its customers and in order to provide improved response times, TI established additional service centers throughout North America. In 1988, TI established a service center in Birmingham, U.K. and in 1992, expanded its position in the European market by acquiring an existing service center distribution business, also in Birmingham. During the first quarter of 1996, TI opened a service center in Dusseldorf, Germany. To support the increasing demands for titanium in diverse commercial, consumer, aerospace and industrial markets, the Company intends to continue to expand its distribution business geographically. In addition to pursuing growth opportunities through the establishment of additional service centers, TI intends to grow through acquisitions of existing service centers and through the expansion of its participation in the aerospace market. The Company estimates that approximately 25% of TI's shipments are to the aerospace market, primarily in Europe. TI is currently evaluating service center opportunities in the Pacific Rim, Southern Europe and the Northeastern United States.

    The Company and TI maintain titanium sales offices and service centers (which also include sales personnel) in the following locations:

                          LOCATION           ESTABLISHED       FUNCTION
                  ------------------------  -------------  -----------------
United States     Albany, OR                       1956    Sales Office
                  Parsippany, NJ                   1972    Service Center
                  Chicago, IL                      1986    Service Center
                  Jacksonville, FL                 1986    Service Center
                  Los Angeles, CA                  1987    Service Center
                  Dallas, TX                       1989    Sales Office
                  Pittsburgh, PA                   1994    Sales Office
Canada            Montreal, Quebec                 1973    Service Center
                  Vancouver, B.C.                  1989    Sales Office
Europe            Birmingham, U.K.                 1988    Service Center
                  Paris, France                    1994    Service Center
                  Dusseldorf, Germany              1996    Service Center

INTERNATIONAL AND EXPORT SALES

    International and export sales, primarily in Europe and Asia, totaled approximately 20%, 14% and 13% of OREMET's net sales in 1995, 1994 and 1993, respectively. In May 1994, OREMET signed a three-year contract with Aerospatiale, Societe Nationale Industrielle for engine pylon parts for the Airbus aircraft, and in the second half of 1994 began supplying product under the contract. The acquisition of TI provided the Company with a service center located in the U.K. with an established operation. In 1996, TI opened a service center in Germany. The Company intends to utilize these facilities to meet its customers' needs in Europe. See note 12 to the Company's Consolidated Financial Statements.

BACKLOG

    The Company's twelve-month sales order backlog was $141 million at June 30, 1996, compared to $64 million at June 30, 1995 and $29 million at June 30, 1994. OREMET produces titanium ingot, mill products and castings in response to specific customer orders. Production times vary among products and can be several months or more. The Company includes in its backlog only those firm purchase orders scheduled for delivery during the subsequent twelve-month period (which are generally subject to cancellation by the customer). The Company has historically experienced a high level of order cancellations and deferrals in periods of industry downturn.

                                                                 TWELVE-MONTH SALES ORDER BACKLOG
                                                                     AS OF THE QUARTER ENDED
                                                   ------------------------------------------------------------
                                                    MARCH 31      JUNE 30      SEPTEMBER 30       DECEMBER 31
                                                   -----------  -----------  -----------------  ---------------
                                                                          (IN MILLIONS)
1996.............................................   $     134    $     141              --                --
1995.............................................          48           64       $      65         $     105
1994.............................................          28           29              37                44
1993.............................................          27           25              19                18

    During the second half of 1995 and continuing into 1996, the Company has experienced a significant increase in the volume of incoming orders at increased prices. The Company delayed opening its first quarter 1997 order book until early June 1996 in order to better assess future raw material costs. The Company started accepting orders for second quarter 1997 beginning in early July 1996. The increase in demand has been driven primarily by the recovery in the commercial aerospace market and the emergence of the golf clubhead market. As capacity utilization in the titanium industry continues to grow and lead times lengthen, the Company expects prices on new orders to continue to strengthen.

COMPETITION

    Although OREMET's sales are predominately to the domestic market, the titanium industry is competitive on a worldwide basis as a result of many factors, particularly the presence of excess capacity, which has intensified price competition for available business. The Company is one of two integrated producers in the U.S. and one of four in the world (the Company considers an integrated producer one that produces at least titanium sponge and ingot). OREMET's principal competitors are other integrated and non-integrated producers of titanium located primarily in the U.S., Europe, Japan, China and the FSU. There are also a number of non-integrated producers that produce mill products from purchased sponge, scrap or ingot. In each of the Company's major product lines, OREMET competes primarily on the basis of price, quality, delivery time and customer service. The principal methods of competition in the titanium industry and for all of the Company's products are product quality and qualifications to supply products. Many of the Company's products (sponge, ingot, mill products and castings) are qualified for both aerospace and non-aerospace applications. The Company competes by maintaining strict quality standards. In addition, as one of two integrated producers in the U.S., the Company is positioned to control quality and the costs of producing sponge, ingot, mill products, and castings.

    Availability of material and lead time to produce are competitive factors with respect to mill products and castings and distribution sales. The Company maintains an inventory of finished and intermediate inventory to meet customers delivery requirements. The Company also works on cycle time reduction to be more responsive to customer needs. In addition, the Company provides engineered products to customer specifications.

    In the U.S. market, the increasing presence of non-U.S. participants has become a significant competitive factor. Until 1993, imports of foreign titanium products into the U.S. had not been significant due to relatively favorable currency exchange rates, tariffs, and with respect to Japan and Russia, existing and prior duties (including anti-dumping duties). However, imports of titanium sponge, scrap, and other products, principally from the FSU, have increased in recent years and have had a significant competitive impact on the U.S. titanium industry. To the extent the Company has been able to take advantage of this situation by purchasing such sponge, scrap or intermediate mill products for use in its own operations during the last three years, the negative effect of these imports on the Company has been somewhat diminished. Given the current political and economic uncertainties in some of the countries of the FSU, there can be no assurance that this supply of titanium products will continue to be available to the Company without interruption or at attractive prices. See "Business -- Raw Materials."

    The Company estimates that its share of U.S. sponge capacity is approximately 30% and that its share of world capacity is about 5%. While approximately 20% of the world's sponge production capacity is located within the U.S., up to one half is located within the FSU (which sponge capacity was primarily developed to serve the needs of the Soviet military, principally the aerospace and submarine services, both of which have been sharply curtailed). The Company believes that the FSU production capacity may be limited as a result of deferred plant maintenance and a general lack of financing. As a result, significant unused production capacity, beyond that which is now supplying the FSU's export markets (including sales to the Company), may exist in this region. If exports of titanium products from the FSU were to increase significantly, this additional supply could adversely affect the demand for the Company's products. After the end of the Cold War, sponge produced in the FSU became available and has been imported into the U.S. at low prices in increasing quantities. USGS estimates that approximately 11 million pounds of sponge annually were imported into the U.S. from the FSU during 1994 and 1995, approximately 350% higher than the amount imported during 1993 and representing about 25% of the 1995 consumption by U.S. producers. The excess capacity of sponge in the FSU is beneficial, at this time, to different sectors of the industry as it provides additional raw material to meet the increasing raw material needs of ingot producers. In the event such sponge is qualified for aerospace applications and large quantities were introduced into the market, especially in a market downturn, such effect would be adverse to the existing sponge producers, including the Company.

    As the participation of non-U.S. companies increases, the competitive environment for the Company may become more difficult, especially if existing tariffs are eased and certain market participants are no longer subject to anti-dumping duties. Currently, imports of titanium sponge, ingot and mill products from countries that receive the MFN tariff rate are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 25% for sponge and ingot and 45% for mill products. In addition to regular tariffs, imports of titanium sponge from certain countries in the FSU (Russia, Kazakhstan and Ukraine) are presently subject to anti-dumping duties of 84%. If these anti-dumping duties are eased or removed with respect to imports from some of these countries, substantial additional capacity could enter the market and if the demand for the industry's products is less than its capacity, the profitability of the industry, including the Company, could be adversely affected.

    The titanium producers in the FSU are currently working with several U.S. companies to have their "new production" sponge qualified for use in critical aerospace applications. A review of the anti-dumping duty by the U.S. Department of Commerce is pending for the periods after August 1, 1993. An elimination or reduction of the anti-dumping duties on sponge from the FSU could result in additional imports of their product which in turn could reduce the demand for sponge produced by the Company.


    While the FSU producers have not been significant participants in the U.S. market for mill products, it is believed that they have the largest titanium mill products production capacity in the world. Imports of titanium ingot from the FSU totaled just under two million pounds during 1995. While this is an increase of almost 250% from the quantity imported from the FSU in 1994, it represents less than 5% of the estimated 1995 production of the U.S. producers. Continued expansion into the U.S. market by FSU producers could materially affect the operations of the Company and the industry to the extent that the worldwide supply of product exceeds market demand and prices are reduced.


EMPLOYEE RELATIONS

    As of June 30, 1996, the Company employed 657 employees, of which 54 were employed outside of the U.S. All of the hourly production and maintenance workers (approximately 390) at the Albany, Oregon and Frackville, Pennsylvania manufacturing facilities are represented by labor unions. In August 1994, the Company and the union representing the Albany, Oregon employees agreed upon a new labor contract which will continue through July 2000. This contract can be re-opened after three years to address economic issues. The contract covering the Frackville, Pennsylvania employees was negotiated in September 1994, and will continue for three years. Since 1974, the Company has not experienced a strike or labor disruption. OREMET considers its relations with its employees and the union to be good.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT

    OREMET's RT&D efforts are focused on improving production processes and developing new applications and markets for titanium. Production process improvements have included improving sponge production efficiencies, making technical improvements to scrap processes, revising vacuum arc melting techniques, enhancing forging practices and improving overall yield. In addition, the Company strives to reduce costs by shortening cycle times, by implementing synchronous manufacturing principles and by eliminating product rejections.

    OREMET's focus on product development has resulted in the development of high purity sponge for use by the electronics industry, consistent production of titanium aluminides for aerospace applications and new alloys for armor and golf applications.

    In order to keep abreast of new developments, the Company maintains contact with university and research facilities, as well as with major end users of titanium products. These groups assess new applications for titanium and the need for new or alternative alloys and titanium compositions. OREMET then develops alloy systems, processes and procedures for the manufacture of new products.

JOINT VENTURES

    OREMET is involved in several joint ventures which, like its RT&D efforts, utilize shared investment as a means to access technology or capabilities.

    OREMET is a 50% partner with Precision Castparts Corporation in a joint venture which owns a plasma furnace operated by OREMET in Albany, Oregon. The plasma furnace produces remelt electrodes for both parties' consumption. The venture started in 1983 and is producing in excess of 2 million pounds of electrode per year.

    OREMET is a 33% member in MZI, L.L.C., which owns an advanced ultrasonic inspection system for testing of certain aerospace products. The other members are Titanium Metals Corporation and Teledyne Allvac. This venture is in its second year of operations and has inspected 2.5 million pounds of product.

REGULATORY AND ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use. Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect that changes in these laws may have on the Company. There can be no assurance that the Company will not face costs and liabilities as a result of environmental regulation which could have a material adverse effect on the Company, its financial condition or its prospects.

    The risk of environmental contamination is ever-present in the Company's operations. The Company uses and produces substantial quantities of substances, chemicals and compounds that have been identified as hazardous or toxic under federal, state and local environmental and worker safety and health laws and regulations. In addition, at its Albany, Oregon facility, the Company uses substantial quantities of titanium tetrachloride, which is classified as extremely hazardous under federal environmental laws. The Company has used such substances and compounds throughout its history and has undertaken some remediation to alleviate concerns over past releases or disposal practices. The Company conducts its operations at industrial sites where hazardous materials have been managed for many years in connection with its operations, including periods before careful management of these materials was required or generally believed to be necessary. Consequently, the Company is subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances. While the Company takes environmental, safety and health precautions appropriate for the industry, the Company's operations pose an ongoing risk of accidental releases of, and worker exposure to, hazardous or toxic substances.

    The Company entered into a consent order in August 1994 with the Oregon Department of Environmental Quality pursuant to which the Company is conducting an investigation of hazardous substances in portions of the soil and groundwater at its plant site in Albany, Oregon. The Company anticipates that its investigation will result in a determination that at least some remedial action is necessary, for which an accrual has been made. A neighboring property owner also is investigating groundwater contamination at its property that has migrated to OREMET's property and for which OREMET may have legal claims to recover a portion of its investigation costs.

    In February 1995, the Oregon Department of Environmental Quality modified OREMET's waste water discharge permit. The new permit imposes more stringent discharge limits according to a specified schedule. OREMET has identified several feasible alternatives for meeting the new limits, the most expensive of which would require capital expenditures of approximately $700,000. OREMET is working with the Department to explore less expensive alternatives.

    In connection with the preparation of its application for a new federal operating permit under Title V of the 1990 Clean Air Act Amendment, the Company discovered that some of its air emissions may have been greater than previously recognized. The Company has voluntarily reported these facts to the Oregon Department of Environmental Quality. To resolve these issues, the Company has agreed to undertake an evaluation of its emissions that could result in requirements to install additional pollution control equipment. At this point, the Company is unable to determine whether additional controls will be required, but the Company does not believe the cost of such additional controls would have a material effect on its capital expenditures, earnings or competitive position.

    Although no claims have been filed against the Company related to the above matters, it has completed engineering studies with regards to these environmental matters. As a result of these studies, which are ongoing, the Company made provisions for environmental expenses of $0, $240,000 and $970,000 in 1995, 1994 and 1993, respectively, of which approximately $909,000 remains as of June 30, 1996. These amounts are in addition to recurring environmental costs which are expensed as incurred and are included in cost of sales. At the present time, management cannot reasonably predict when these environmental issues will be resolved.

    Commencing in 1991, the Pennsylvania Department of Environmental Regulation and the Environmental Protection Agency ("EPA") have performed periodic site inspections, including soil and water sampling, at TI's site in Frackville, Pennsylvania, in connection with a regional groundwater investigation of the Frackville, Pennsylvania area. While this investigation is ongoing, the Company has not been informed by either agency of any pending or potentially required actions which may arise from this investigation.

    In conjunction with the Company's purchase of TI, Kamyr, Inc. (the seller) has agreed to undertake specified clean-up activities. In addition, Kamyr, Inc. has agreed to a limited indemnification of the Company in the event damages arise that result from conditions which were not in compliance with environmental laws and regulations as they existed at the time OREMET purchased TI.

FACILITIES AND PROPERTIES

    The Company's principal executive office and production facilities are located in Albany, Oregon on 210 acres of property owned (in fee without any major encumbrances) by the Company. The Company occupies approximately 461,000 square feet in six buildings and uses approximately 65 acres on the site. The facilities include plants for the production of titanium sponge, ingot, mill products and castings. The Company also maintains separate facilities for recovering magnesium and processing titanium scrap. TI's executive offices are located in Fairfield, New Jersey and it owns (in fee without any major encumbrances) and operates a production facility in Frackville, Pennsylvania. The Company believes that the plants are adequate and suitable in conjunction with the Company's access to outside processing vendors, for its current operating needs. Other than the facility in Birmingham, U.K., the service centers and sales offices which the Company utilizes are leased. See "Business
- -- Products" for a discussion of productive capacity and extent of utilization.

LEGAL PROCEEDINGS

    From time to time, the Company is involved in legal proceedings which arise in the normal course of business. The Company is not currently involved as a defendant in any pending legal proceedings where the outcome, if determined adversely, could have a material adverse effect on the business or results of operations of the Company.

                                   MANAGEMENT

    The following table sets forth, as of August 9, 1996, certain information regarding the Company's directors and executive officers.

          NAME                AGE                              POSITION
- ------------------------      ---      --------------------------------------------------------
Carlos E. Aguirre                 52   Director; President and Chief Executive Officer
Gilbert E. Bezar                  66   Director
Thomas B. Boklund                 57   Director
Roger V. Carter                   66   Director
Nicholas P. Collins               63   Director
Howard T. Cusic                   71   Director; Chairman of the Board
David H. Leonard                  49   Director
James S. Paddock                  55   Director; Vice President of the Company; President,
                                        Chief Executive Officer and Chief Operating Officer of
                                        Titanium Industries, Inc.
James R. Pate                     51   Director
J. P. Byrne                       44   Vice President, Manufacturing and Engineering
David G. Floyd                    53   Vice President, Commercial
Dennis P. Kelly                   49   Vice President, Finance; Chief Financial Officer;
                                        Treasurer
Steven H. Reichman                53   Vice President, Technology and Corporate Development
Orval N. Thompson                 81   Secretary and General Counsel

ADDITIONAL INFORMATION CONCERNING DIRECTORS AND OFFICERS

    Carlos E. Aguirre, Ph.D., the President and Chief Executive Officer of the Company, has been a director since June 1993. Mr. Aguirre served as President of Axel Johnson Metals, Inc. from 1982 to 1993. Prior to that, Mr. Aguirre was the Vice President of Technology at Ingersoll-Johnson Steel Corporation from 1979 to 1982. Mr. Aguirre obtained a Ph.D. in Metallurgy and Material Sciences from Carnegie Mellon University. In 1995, Mr. Aguirre was appointed President of the International Titanium Association, the principal organization of titanium producers and users dedicated to developing new applications and uses for titanium.

    Gilbert E. Bezar has been a director of the Company since 1983. He was Vice President, Administration of Armco Inc.'s Strategic Metals Group from 1981 to 1985. He held the similar position with Owens-Corning Fiberglas Corporation from 1985 until his retirement in 1988.

    Thomas B. Boklund has been a director of the Company since April 1996. He has been employed by Oregon Steel Mills, Inc., since 1973 and was President and Chief Executive Officer from 1982 to 1992, and, since 1992, Chief Executive Officer and Chairman of the Board. Mr. Boklund is also a director of Paragon Trade Brands, Inc., and a Trustee of the William G. Gilmore Foundation.

    Roger V. Carter, selected for nomination by the salaried employees, has been a director of the Company since 1990. He has been an independent metals technology consulting engineer since 1986. He was employed by the Boeing Company from 1954 and served as Chief Metallurgist and Manager of Metals Technology at the time of his retirement in 1986.

    Nicholas P. Collins, selected for nomination by the salaried employees, has been a director of the Company since 1990. He is the Vice Chairman of ESCO Corporation, a steel technology company, where he has been employed since 1957.

    Howard T. Cusic has been a director of the Company since 1980 and is Chairman of the Board of Directors. He retired as Senior Vice President of Owens-Corning Fiberglas Corporation in 1989 and was Group Vice President for Armco Inc. from 1981 to 1985. From 1973 to 1985, he was also President of HITCO, which was a wholly owned subsidiary of Owens-Corning Fiberglas Corporation, from September 1985 to January 1987.

    David H. Leonard, selected for nomination by the hourly employees, has been a director of the Company since 1989. He has been a partner of the Salem, Oregon law firm of Churchill, Leonard, Brown, Lodine and Hendrie since 1976.

    James S. Paddock became a director in September 1994. Since September 1994, he has been a Vice President of the Company and President, Chief Executive Officer and Chief Operating Officer of TI. From 1986 to 1994 Mr. Paddock was the President, Chief Executive Officer and Chief Operating Officer of the predecessor company to TI.

    James R. Pate, selected for nomination by the hourly employees, has been a director of the Company since 1989. He was Manager, Business Services, Oregon Department of Corrections from 1990 to 1993, and is currently the Financial Services Manager, Vocational Rehabilitation Division, Oregon Department of Human Resources.

    J. P. Byrne has been Vice President, Manufacturing and Engineering, since March 1995. Mr. Byrne was President of Byrne & Associates, a business consulting company, in 1994. Mr. Byrne was President and Chief Executive Officer of TiLine, Inc., and its successor company, IMI Titanium, Inc., from 1986 to 1994. Mr. Byrne has a BS in Metallurgy from Drexel University and an MBA from the University of Oregon.

    David G. Floyd has been Vice President, Commercial, since July 1991. Mr. Floyd was Managing Director, International Sales for RMI Titanium Company from 1984 to 1991 and held various positions in RMI's sales organization between 1977 and 1984.

    Dennis P. Kelly, CPA, was appointed Vice President, Finance, Chief Financial Officer and Treasurer of the Company in October 1993. Mr. Kelly was the Vice President Finance, Chief Financial Officer and Treasurer of Titanium Metals Corporation from 1985 to 1993.

    Steven H. Reichman has been Vice President, Technology and Corporate Development since November 1993. Mr. Reichman was Director of R & D at Wyman-Gordon Company from 1983 to 1993. Mr. Reichman has a MS in Metallurgy from Polytechnic Institute of New York.

    Orval N. Thompson has been Secretary and General Counsel for the Company since 1956 and was Treasurer until April 1988. Mr. Thompson has been a director of the Company from April 1988 until September 1994, and for various periods since the Company was incorporated. Mr. Thompson is of counsel to the law firm of Weatherford, Thompson, Quick & Ashenfelter, P.C., of Albany, Oregon.

STOCK RELATED COMPENSATION PLANS

    STOCK COMPENSATION PLANS. The Company established separate stock compensation plans for the salaried and hourly employees, as groups, during 1995 where all employees, except executive officers, receive one share of Common Stock for each $100 of compensation earned ("Stock Compensation Plans"). Executive officers of the Company are paid the cash equivalent in lieu of Common Stock. In June 1996, the plans were amended effective April 1, 1996, such that when the value of the Common Stock exceeds $20 per share, a partial share entitlement of Common Stock equal to $20 will be earned for each $100 of compensation earned.

    ESOP AND EXCESS BENEFIT PLANS. The ESOP is a stock ownership plan qualified under Section 401(a) of the Internal Revenue Code and the trust holding all the assets of the ESOP is exempt from taxation under Section 501(a) of the Internal Revenue Code. The Amended and Restated Excess Benefit Plan ("Excess Benefit Plan") is an unfunded plan for participants whose allocations under the

ESOP have been reduced as a result of limitations under federal tax law. At June 30, 1996, the ESOP trust held 1,552,043 shares (approximately 14%) of the Common Stock and approximately 41,100 shares were issuable under the Excess Benefit Plan.

    On December 11, 1987, the ESOP acquired 6,267,281 shares of common stock from the Company for $17 million ($2.71 per share), which funds were loaned to the ESOP by the Company ("ESOP Loan"). All other shares of common stock of the Company owned by the ESOP were received through annual contributions by the Company. In adopting the ESOP and related Excess Benefit Plan, the Board of Directors stated its belief that participation of employees in the growth and profits of the Company through the ESOP would be a benefit to the Company.

    The ESOP Loan has been repaid in full and no further shares will be contributed by the Company to the ESOP. All shares under the ESOP and Excess Benefit Plan were allocated to individual participants' accounts as of the end of 1994. Participants in the ESOP have the right to direct the ESOP trustee to vote shares of Common Stock allocated to their individual accounts in any matter put to a shareholder vote. A participant is entitled to a distribution of all assets held in his or her ESOP account upon the termination of employment with the Company.

    The ESOP was amended on May 20, 1996 to increase the percentage of shares held in the ESOP whose participants may withdraw or diversify into approved investment funds. Prior to the amendment the maximum percentage of shares which a participant could withdraw or diversify from that participant's ESOP account was 40%. The amendment increased the maximum percentage of shares which may be withdrawn or diversified in 15% monthly increments, up to a maximum of 85% as of July 30, 1996. The amendment has not been approved by the Internal Revenue Service. Of the 1,552,043 shares of Common Stock held in the ESOP Trust as of June 30, 1996, approximately 688,000 shares are available on or after July 30, 1996 for withdrawal or diversification at the discretion of the participant.

    In addition, effective June 11, 1996, certain eligible employees of OREMET were each granted options to buy 500 shares of Common Stock at the fair market value at the date of grant. Such options vest 100% on the fourth anniversary of the grant. The total number of shares subject to options is 252,000.

    SAVINGS PLAN. Effective January 1, 1995, the Company adopted a Savings Plan containing salary reduction features in which executive officers participate. The Company contributes one share of Common Stock for each day that an employee works. In June 1996, the Savings Plan was amended effective April 1, 1996 such that when the value of the Common Stock exceeds $32 per share, a partial entitlement of Common Stock equal to $32 will be contributed. As part of such plan, the Company also makes a matching contribution based on the employee's contribution and the profitability of the Company. In no event will such match exceed 3% of an employee's compensation.

    LONG-TERM INCENTIVE PROGRAM. The Company adopted a Long Term Incentive Compensation Stock Appreciation Rights Plan ("SAR Plan") in December of 1995 under which stock appreciation rights ("SARs") may be awarded to certain key executive officers and senior managers. In December 1995, 166,500 SARs were granted at the fair market price at the date of grant, of which 96,000 were granted to named executive officers. Grants will be awarded periodically to executive officers of the Company as determined by the Board of Directors other than interested directors. The SARs vest as follows: less than second anniversary of grant ("anniversary"), 0%; second anniversary, 50%; third anniversary, 75%; and fourth anniversary, 100%. The SARs also fully vest upon the death or disability of the participant, or upon a change in control of OREMET. SARs will be forfeited if the participant is terminated for "cause" (as defined in the SAR Plan). The SARs are payable only in cash, and the employee receives the difference between the market value of Common Stock on the date of exercise, less the grant price. The SAR Plan will expire in 2005 unless extended by the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $1.00 par value per share. As of June 30, 1996, there were 11,416,757 shares of Common Stock outstanding, excluding 1,180,946 shares of Common Stock reserved for issuance under various employee benefit plans, 252,000 shares issuable upon exercise of stock options and 120,000 shares issuable upon exercise of the stock purchase warrant. Holders of Common Stock have no preemptive rights or rights to convert their shares of Common Stock into any other securities. The Common Stock is not subject to redemption. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all assets of the Company remaining after payment of debts and liquidation preferences. All of the shares of Common Stock issued and outstanding as of the date of this Prospectus are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable. After the sale of the Common Stock offered hereby, authorized but unissued shares of Common Stock may be issued as authorized from time to time by the Company's Board of Directors without further action by its shareholders.

    Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available for the payment of dividends.

VOTING

    Each holder of shares of Common Stock is entitled to one vote for each share upon all matters presented to shareholders except as provided in Section 60.807 of the Oregon Business Corporation Act ("OBCA"). In the election of directors, the shareholders have cumulative voting rights and are therefore entitled to cast a number of votes equal to the number of shares held by such shareholder multiplied by the number of directors to be elected. These votes may all be cast for a single nominee or distributed in any proportion among any number of nominees.

    The Articles of Incorporation of the Company, as amended, provide that, if less than 25% of the Company's outstanding stock is held by defined contribution employee benefit plans which are qualified under Internal Revenue Code Section 401(a), two of the nine members of the Board of Directors shall be nominated as follows: one shall be nominated by the Company's employees affiliated with the United Steelworkers of America, Local 7150 and one shall be nominated by the Company's employees who are not affiliated with the Union, not employed by TI and not employed outside the U.S. An amendment to the Articles of Incorporation must be approved by a majority of the votes entitled to be cast on the amendment.

CERTAIN PROVISIONS OF OREGON LAW

    The Company is subject to certain provisions of Oregon law that may discourage or render more difficult an unsolicited takeover of OREMET.
Generally, Section 60.835 of the OBCA prohibits a publicly held Oregon corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transactions which resulted in a shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (A) persons who are directors and also officers and (B) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested shareholder. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to the interested shareholder. An "interested shareholder" is, in general, a person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who together with affiliates and associates owns (or within three years, did own if the person is an affiliate or associate of the corporation) 15% or more of the corporation's outstanding voting stock. See "Risk Factors."

    Another provision of Oregon law restricts voting rights with respect to certain shares acquired in an acquisition that causes the voting power of the acquiring person to exceed certain levels. As permitted by Oregon law, however, the Company has elected not to be subject to these provisions.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is First Interstate Bank of Oregon, N.A.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of the underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Pacific Crest Securities Inc. are acting as representatives (the "Representatives"), the Company has agreed to sell to each of the Underwriters and each such Underwriter has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name in the table below:

                                                                                    NUMBER OF
                                  UNDERWRITERS                                       SHARES
- ---------------------------------------------------------------------------------  -----------
Salomon Brothers Inc.............................................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................
Pacific Crest Securities Inc.....................................................
                                                                                   -----------
    Total........................................................................    3,500,000
                                                                                   -----------
                                                                                   -----------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions set forth therein. The Underwriters are committed to purchase all of the shares of Common Stock offered by this Prospectus (other than those covered by the over-allotment option described below), if any are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount not in excess of $ per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the Offering, the public offering price and such discounts may be changed.

    The Company has granted the Underwriters an option to purchase an aggregate of up to an additional 525,000 shares of Common Stock at the public offering price less the aggregate underwriting discount, solely to cover over-allotments. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the Underwriting Agreement.

    The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

    The Company has agreed that, without the prior written consent of Salomon Brothers Inc, it will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of, any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock (except the shares sold to the Underwriters pursuant to the over-allotment option) for a period of 180 days after the date of the Underwriting Agreement, except the Company may issue shares under the Savings Plan, Excess Benefit Plan, the Stock Compensation Plans and the warrant. Certain senior executive officers of the Company and the directors have agreed not to offer, sell or otherwise dispose of, any shares of Common Stock for a period of 90 days following the date of this Prospectus without the prior consent of Salomon Brothers Inc. Salomon Brothers Inc currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

    In connection with this Offering, certain Underwriters and selling group members (and any of their affiliated purchasers) who are qualified registered market makers on the Nasdaq may engage in passive market transactions in the Common Stock on the Nasdaq in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock in this Offering. The passive market making transactions must comply with the applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security and, if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

    The Underwriters have informed the Company that they do not intend to confirm sales of Common Stock for any customer's account over which they exercise discretionary authority without the prior written approval of such customer.

                                 LEGAL MATTERS

    Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Schwabe, Williamson & Wyatt, P.C., Portland, Oregon. Latham & Watkins, San Francisco, California will act as counsel for the Underwriters. Latham & Watkins will rely upon the opinion of Schwabe, Williamson & Wyatt, P.C., as to certain matters of Oregon law.

                                    EXPERTS

    The consolidated balance sheets as of December 31, 1995 and 1994 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission (file no. 0-1339) are incorporated by reference herein:


        (a) Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A filed on August 14, 1996.



        (b) Quarterly Report on Form 10-Q for the period ended March 31, 1996, as amended by Form 10-Q/A filed on August 14, 1996.


        (c) Quarterly Report on Form 10-Q for the period ended June 30, 1996.

        (d) Proxy Statement dated March 15, 1996 for its 1996 Annual Meeting of Shareholders.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to Oregon Metallurgical Corporation, at its principal executive offices located at 530 34th Avenue, S.W., Albany, Oregon 97321, Attention:
Dennis P. Kelly, Vice President, Finance (telephone: (541) 967-9000).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                         PAGE
                                                                                                     -------------
Report of Independent Accountants..................................................................       F-2
Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995, and for
 the six months ended June 30, 1995 and 1996 (unaudited)...........................................       F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995, and as of June 30, 1996
 (unaudited).......................................................................................       F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1993, 1994 and
 1995, and for the six months ended June 30, 1996 (unaudited)......................................       F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995, and for
 the six months ended June 30, 1995 and 1996 (unaudited)...........................................       F-6
Notes to Consolidated Financial Statements.........................................................   F-7 to F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
  OREGON METALLURGICAL CORPORATION

    We have audited the accompanying consolidated balance sheets of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Eugene, Oregon
February 16, 1996, except for the
  second paragraph of Note 8, as to
  which the date is March 1, 1996

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED                 SIX MONTHS ENDED
                                                                DECEMBER 31,                    JUNE 30,
                                                      ---------------------------------  ----------------------
                                                        1993       1994        1995        1995        1996
                                                      ---------  ---------  -----------  ---------  -----------
                                                                                              (UNAUDITED)
Net sales...........................................  $  55,351  $  71,166  $   146,853  $  65,963  $   110,069
Cost of sales, including a provision for future
 losses on long-term agreements of $4,417 in 1995
 (See Note 6).......................................     52,636     64,527      131,002     55,340       85,440
                                                      ---------  ---------  -----------  ---------  -----------
    Gross profit....................................      2,715      6,639       15,851     10,623       24,629
Research, technical and product development
 expenses...........................................        773      1,376        1,595        719          943
Selling, general and administrative expenses........      5,124      7,517       14,512      6,944        9,158
Provisions for estimated environmental costs                970        240           --         --           --
Restructuring cost..................................      2,027         --           --         --           --
                                                      ---------  ---------  -----------  ---------  -----------
    Income (loss) from operations...................     (6,179)    (2,494)        (256)     2,960       14,528
Interest income.....................................        816        391           --         --           --
Interest expense....................................       (532)      (606)      (2,104)    (1,040)      (1,335)
Minority interests..................................         --        (29)        (480)      (218)        (470)
                                                      ---------  ---------  -----------  ---------  -----------
    Income (loss) before income tax benefit
     (expense)......................................     (5,895)    (2,738)      (2,840)     1,702       12,723
Income tax benefit (expense)........................      1,797        715          425       (714)      (4,192)
                                                      ---------  ---------  -----------  ---------  -----------
    Net income (loss)...............................  $  (4,098) $  (2,023) $    (2,415) $     988  $     8,531
                                                      ---------  ---------  -----------  ---------  -----------
                                                      ---------  ---------  -----------  ---------  -----------
Net income (loss) per share.........................  $   (0.38) $   (0.18) $     (0.22) $    0.09  $      0.75
                                                      ---------  ---------  -----------  ---------  -----------
                                                      ---------  ---------  -----------  ---------  -----------
Weighted average common shares and equivalents
 outstanding........................................     10,839     11,001       11,219     11,132       11,418
                                                      ---------  ---------  -----------  ---------  -----------
                                                      ---------  ---------  -----------  ---------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT PAR VALUE)

ASSETS

                                                                                  DECEMBER 31,
                                                                            ------------------------   JUNE 30,
                                                                               1994         1995         1996
                                                                            -----------  -----------  -----------
                                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................................  $     1,636  $       572   $   1,071
  Accounts receivable, less allowance for doubtful accounts of $1,024,
   $1,257 and $1,907......................................................       20,444       25,894      34,697
  Inventories.............................................................       49,023       66,010      81,297
  Prepayments and other current assets....................................        1,352          689         601
  Deferred tax assets.....................................................          517        3,242       2,536
                                                                            -----------  -----------  -----------
    Total current assets..................................................       72,972       96,407     120,202
Property, plant and equipment, net........................................       37,520       35,138      34,512
Other assets, net.........................................................        1,480        1,532       1,438
                                                                            -----------  -----------  -----------
      TOTAL ASSETS........................................................  $   111,972  $   133,077   $ 156,152
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

LIABILITIES
Current liabilities:
  Current portion of long-term debt.......................................  $        13  $       616   $   2,250
  Book overdraft..........................................................           --        2,014       2,331
  Accounts payable........................................................       16,860       16,973      16,829
  Accrued payroll and employee benefits...................................        2,944        6,659       9,016
  Accrued loss on long-term agreements....................................           --        2,781       2,781
  Other accrued expenses..................................................        4,073        3,595       4,282
                                                                            -----------  -----------  -----------
    Total current liabilities.............................................       23,890       32,638      37,489
Long-term debt, less current portion......................................       17,164       26,746      31,103
Deferred tax liabilities..................................................        1,098        3,149       3,433
Deferred compensation payable.............................................          881          678         243
Accrued postretirement benefit............................................        1,457        1,563       1,638
Accrued loss on long-term agreements, less current portion................           --        1,636       1,059
Minority interests........................................................          200          780       1,299
                                                                            -----------  -----------  -----------
    Total liabilities.....................................................       44,690       67,190      76,264
                                                                            -----------  -----------  -----------
Commitments and contingencies (Note 11)

SHAREHOLDERS' EQUITY
Common stock, $1.00 par value; shares authorized, 25,000; shares issued
 and outstanding; 1994 -- 10,893; 1995 -- 11,018; 1996 -- 11,417..........       10,893       11,018      11,417
Additional paid-in capital................................................       37,445       38,340      43,409
Retained earnings.........................................................       18,960       16,545      25,076
Cumulative foreign currency translation adjustment........................          (16)         (16)        (14)
                                                                            -----------  -----------  -----------
    Total shareholders' equity............................................       67,282       65,887      79,888
                                                                            -----------  -----------  -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................  $   111,972  $   133,077   $ 156,152
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                        CUMULATIVE
                                                                                          FOREIGN
                                             COMMON STOCK      ADDITIONAL                CURRENCY        NOTE
                                         --------------------    PAID-IN    RETAINED    TRANSLATION   RECEIVABLE
                                          SHARES     AMOUNT      CAPITAL    EARNINGS    ADJUSTMENT       ESOP        TOTAL
                                         ---------  ---------  -----------  ---------  -------------  -----------  ---------
Balances, December 31, 1992............     10,827  $  10,827   $  37,149   $  25,081    $      --     $  (4,655)  $  68,402
Repayment of loan by ESOP..............         --         --          --          --           --         2,429       2,429
Issuance of common stock for:
  Employee benefits....................          8          8          59          --           --            --          67
  Restructuring cost...................         53         53         212          --           --            --         265
Net loss...............................         --         --          --      (4,098)          --            --      (4,098)
                                         ---------  ---------  -----------  ---------          ---    -----------  ---------
Balances, December 31, 1993............     10,888     10,888      37,420      20,983           --        (2,226)     67,065
Repayment of loan by ESOP..............         --         --          --          --           --         2,226       2,226
Issuance of common stock for employee
 benefits..............................          5          5          25          --           --            --          30
Currency translation adjustment........         --         --          --          --          (16)           --         (16)
Net loss...............................         --         --          --      (2,023)          --            --      (2,023)
                                         ---------  ---------  -----------  ---------          ---    -----------  ---------
Balances, December 31, 1994............     10,893     10,893      37,445      18,960          (16)           --      67,282
Issuance of common stock for employee
 benefits..............................        125        125         895          --           --            --       1,020
Net loss...............................         --         --          --      (2,415)          --            --      (2,415)
                                         ---------  ---------  -----------  ---------          ---    -----------  ---------
Balances, December 31, 1995............     11,018     11,018      38,340      16,545          (16)           --      65,887
Issuance of common stock for employee
 benefits (unaudited)..................        319        319       3,136          --           --            --       3,455
Exercise of stock purchase warrant
 (unaudited)...........................         80         80         430          --           --            --         510
Tax benefits on issuance of common
 stock for employee benefits
 (unaudited)...........................         --         --       1,503          --           --            --       1,503
Currency translation adjustment
 (unaudited)...........................         --         --          --          --            2            --           2
Net income (unaudited).................         --         --          --       8,531           --            --       8,531
                                         ---------  ---------  -----------  ---------          ---    -----------  ---------
Balances, June 30, 1996 (unaudited)....     11,417  $  11,417   $  43,409   $  25,076    $     (14)    $      --   $  79,888
                                         ---------  ---------  -----------  ---------          ---    -----------  ---------
                                         ---------  ---------  -----------  ---------          ---    -----------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         YEAR ENDED               SIX MONTHS ENDED JUNE
                                                                        DECEMBER 31,                       30,
                                                             -----------------------------------  ----------------------
                                                                1993        1994        1995         1995        1996
                                                             ----------  ----------  -----------  ----------  ----------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)........................................  $   (4,098) $   (2,023) $    (2,415) $      988  $    8,531
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation and amortization..........................       3,937       4,014        4,632       2,329       2,295
    Loss on disposition of assets..........................       1,000          --           --          --          --
    Deferred income tax expense (benefit)..................        (403)     (1,434)        (674)        559         990
    Employee benefits paid or payable in common stock......          --         125        2,666       1,107       3,490
    Provision for loss on long-term agreements.............          --          --        4,417       1,300        (577)
    Minority interests.....................................          --          29          480         218         470
    Changes in current assets and liabilities, net of
     effects of acquisition of a business:
      Accounts receivable..................................      (3,141)     (4,158)      (5,450)     (6,108)     (8,803)
      Inventories..........................................        (930)    (12,209)     (16,987)    (11,253)    (15,287)
      Prepayments and other current assets.................       1,174       1,107          663         714          88
      Accounts payable.....................................       1,161       7,198          113       2,766        (144)
      Accrued payroll and employee benefits................         211       1,577        2,153       1,025       2,003
      Other accrued expenses...............................       1,204         920         (478)        623       2,190
    Other..................................................         726         395          (89)        (46)          8
                                                             ----------  ----------  -----------  ----------  ----------
Net cash provided by (used in) operating activities........         841      (4,459)     (10,969)     (5,778)     (4,746)
                                                             ----------  ----------  -----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of a business, net of cash acquired..........          --      (8,223)          --          --          --
  Additions to property, plant and equipment...............      (1,244)     (1,929)      (1,914)       (733)     (1,535)
  Short-term investments -- purchased......................     (15,651)     (1,228)          --          --          --
  Short-term investments -- redeemed.......................      14,856       8,811           --          --          --
  Other....................................................          65        (111)        (334)       (429)        (40)
                                                             ----------  ----------  -----------  ----------  ----------
Net cash used in investing activities......................      (1,974)     (2,680)      (2,248)     (1,162)     (1,575)
                                                             ----------  ----------  -----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from revolving credit agreements................          --      40,361      107,049      58,439     103,865
  Payments on revolving credit agreements..................          --     (27,865)     (97,800)    (52,604)    (97,980)
  Capitalized loan fees and acquisition costs..............          --      (1,260)         (54)         --          --
  Proceeds from long-term debt.............................          --          --          990          --         177
  Payments of long-term debt...............................      (3,350)     (4,754)         (54)         (6)        (71)
  Book overdraft...........................................          --          --        2,014          --         317
  Proceeds from note receivable -- ESOP....................       2,429       2,226           --          --          --
  Proceeds from exercise of stock purchase warrant.........          --          --           --          --         510
  Other....................................................          --          46           --          --          --
                                                             ----------  ----------  -----------  ----------  ----------
Net cash provided by (used in) financing activities........        (921)      8,754       12,145       5,829       6,818
                                                             ----------  ----------  -----------  ----------  ----------
Effect of exchange rates on cash and cash equivalents......          --         (16)           8           1           2
                                                             ----------  ----------  -----------  ----------  ----------
Net increase (decrease) in cash and cash equivalents.......      (2,054)      1,599       (1,064)     (1,110)        499
Cash and cash equivalents, beginning of period.............       2,091          37        1,636       1,636         572
                                                             ----------  ----------  -----------  ----------  ----------
Cash and cash equivalents, end of period...................  $       37  $    1,636  $       572  $      526  $    1,071
                                                             ----------  ----------  -----------  ----------  ----------
                                                             ----------  ----------  -----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    OPERATIONS -- Oregon Metallurgical Corporation ("OREMET") and subsidiaries (the "Company") is one of two U.S. integrated producers and distributors of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, golf and military markets. Titanium Industries, Inc. ("TI"), an 80% owned subsidiary, operates full-line titanium metal service centers in the U.S., Canada, U.K. and Germany and produces small diameter bar, weld wire and fine wire. As of December 31, 1995 and June 30, 1996, the Company is owned 35% and 14%, respectively, by the Oregon Metallurgical Corporation Employee Stock Ownership Plan (the "ESOP").

    In September 1994, the Company completed the acquisition of the net operating assets and subsidiaries of Titanium Industries Distribution Group from Kamyr, Inc. The acquisition cost of approximately $13,502 was funded by $5,000 in cash, $4,002 of bank financing and $4,500 of seller financing. The acquisition of TI was accounted for as a purchase, with its results included in the Company's financial statements from the acquisition date.

    BASIS OF CONSOLIDATION -- The consolidated financial statements include the accounts of OREMET, TI and another wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

    USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS -- The Company classifies all cash on deposit with banks and all highly liquid debt investments purchased with a maturity of 90 days or less as cash and cash equivalents.

    CONCENTRATIONS OF CREDIT RISK -- Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions and limits the amount of credit exposure at any one financial institution. At times, temporary cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Management believes that risk of loss on the Company's trade receivables is significantly reduced by ongoing credit evaluations of customers' financial condition. Generally, the Company does not require collateral.

    INVENTORIES -- Inventories are carried at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory costs generally include material, labor cost and manufacturing overhead.

    PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are recorded at historical cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets for financial reporting purposes; and, accelerated methods are used for income tax reporting purposes. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in the statement of operations.

    EXCESS OF COST OVER NET ASSETS ACQUIRED -- The excess of cost over the fair value of net assets acquired of TI of $857 is included in other assets and is being amortized on a straight-line basis over 15 years. Accumulated amortization was $70 and $13 in 1995 and 1994, respectively.

    INCOME TAXES -- The Company uses the liability method to record deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    FORWARD FOREIGN EXCHANGE CONTRACTS -- The Company may enter into forward foreign exchange contracts as a hedge against fluctuations relating to net foreign currency transactions and commitments denominated in foreign currencies. Gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged items.

    FOREIGN CURRENCY TRANSLATION -- The Company's foreign subsidiaries' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year end. Revenues and expenses are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative adjustment account in shareholders' equity, net of related deferred income taxes.

    NET INCOME (LOSS) PER SHARE -- Net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents consist of stock options, warrants and amounts due to be settled in shares pursuant to OREMET's benefit plans. Common stock equivalents are computed using the treasury stock method.

    REVENUE RECOGNITION -- Revenues from the sale of commercial products are primarily recognized upon shipment. Revenues from long-term, fixed price agreements are recognized as the product is shipped. Estimated losses at completion of agreements are recognized and charged to income in the period such losses are estimated.

    ACCOUNTING STANDARDS PRONOUNCEMENTS -- For the year ended December 31, 1995, the Company has adopted Statement of Financial Accounting Standards ("SFAS") Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Standard requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount on an asset may not be recoverable. The adoption of SFAS No. 121 had no effect on the Company's financial position or results of operations.

    The Company expects to elect the disclosure alternative proscribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and account for the Company's stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options in which the exercise price is not less than the market price of the Common Stock on the grant date. Under the disclosure alternative of SFAS No. 123, the Company will disclose, starting with its 1996 fiscal year, its respective pro forma net income and earnings per share as if the fair value based accounting method of SFAS No. 123 had been used to account for stock-based compensation cost for all awards granted by the Company after January 1, 1996.

    RECLASSIFICATIONS -- Certain amounts in the 1993, 1994 and 1995 financial statements have been reclassified to conform with the current year's presentation. The reclassifications do not affect previously reported results of operations or cash flows.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    UNAUDITED INTERIM FINANCIAL INFORMATION -- The consolidated balance sheet at June 30, 1996, the consolidated statement of operations and cash flows for the six-month interim periods ended June 30, 1995 and 1996, and the consolidated statement of shareholders' equity for the six-month interim period ended June 30, 1996 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the interim financial information have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future years.

2.  ADDITIONAL STATEMENT OF CASH FLOWS INFORMATION:
    The Company's noncash investing and financing activities and cash payments for interest and income taxes are as follows:

                                                              YEAR ENDED               SIX MONTHS ENDED
                                                             DECEMBER 31,                  JUNE 30,
                                                    -------------------------------  --------------------
                                                      1993       1994       1995       1995       1996
                                                    ---------  ---------  ---------  ---------  ---------
                                                                                         (UNAUDITED)
Cash paid (received) for:
  Interest........................................  $     523  $     614  $   2,253  $   1,040  $   1,330
  Income taxes (refunds, net of payments).........     (2,817)    (1,327)         9         20      1,175
Noncash investing and financing activities:
  Acquisition of business, net of cash acquired:
    Working capital, other than cash..............             $  (9,630)
    Property, plant and equipment.................                (3,278)
    Long-term debt assumed........................                   185
    Note payable issued to seller.................                 4,500
                                                               ---------
                                                               $  (8,223)
                                                               ---------
                                                               ---------
  Issuance of common stock for employee benefits
   including related tax benefits.................  $      67  $      30  $   1,020  $      36  $   4,958

3.  INVENTORIES:

                                                                         DECEMBER 31,
                                                                     --------------------   JUNE 30,
                                                                       1994       1995        1996
                                                                     ---------  ---------  -----------
                                                                                           (UNAUDITED)
Finished goods.....................................................  $  14,656  $  18,141   $  21,118
Work-in-progress...................................................     15,288     19,837      26,053
Raw materials......................................................     19,079     28,032      34,126
                                                                     ---------  ---------  -----------
    Total..........................................................  $  49,023  $  66,010   $  81,297
                                                                     ---------  ---------  -----------
                                                                     ---------  ---------  -----------

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

4.  PROPERTY, PLANT AND EQUIPMENT:

                                                                         DECEMBER 31,
                                                                     --------------------   JUNE 30,
                                                                       1994       1995        1996
                                                                     ---------  ---------  -----------
                                                                                           (UNAUDITED)
Land...............................................................  $   1,189  $   1,189   $   1,189
Buildings and improvements.........................................     11,087     11,455      11,455
Machinery and equipment............................................     39,940     42,248      42,592
Integrated sponge facility.........................................     45,309     45,641      45,660
Construction in progress...........................................      1,976        846       1,966
                                                                     ---------  ---------  -----------
                                                                        99,501    101,379     102,862
Less accumulated depreciation......................................     61,981     66,241      68,350
                                                                     ---------  ---------  -----------
                                                                     $  37,520  $  35,138   $  34,512
                                                                     ---------  ---------  -----------
                                                                     ---------  ---------  -----------

5.  OTHER ACCRUED EXPENSES:

                                                                           DECEMBER 31,
                                                                       --------------------   JUNE 30,
                                                                         1994       1995        1996
                                                                       ---------  ---------  -----------
                                                                                             (UNAUDITED)
Accrual for estimated environmental costs............................  $   1,150  $     909   $     909
Sales returns and allowances.........................................      1,050        607       1,041
Income taxes payable.................................................        755        478       1,245
Other................................................................      1,118      1,601       1,087
                                                                       ---------  ---------  -----------
                                                                       $   4,073  $   3,595   $   4,282
                                                                       ---------  ---------  -----------
                                                                       ---------  ---------  -----------

6.  PROVISION FOR LOSS ON LONG-TERM AGREEMENTS:
    The Company has historically entered into long-term agreements ("LTAs") with certain customers, primarily in the aerospace industry. The LTAs typically obligate the Company to sell the product at a fixed price for a two or three-year period. As a result of projected raw materials and processing costs being higher than anticipated when the LTAs were executed, the Company recorded a provision for loss on LTAs of $1,300 during the six months ended June 30, 1995 and $5,717 during the year ended December 31, 1995, of which $4,417 and $3,840 remains outstanding at December 31, 1995 and June 30, 1996, respectively.

7.  INCOME TAXES:
    The income tax provision (benefit) consists of the following:

                                                                                          SIX MONTHS ENDED
                                                                 YEAR ENDED
                                                                DECEMBER 31,                  JUNE 30,
                                                       -------------------------------  --------------------
                                                         1993       1994       1995       1995       1996
                                                       ---------  ---------  ---------  ---------  ---------
                                                                                            (UNAUDITED)
Current provision (benefit):
  Federal............................................  $  (1,583) $     422  $    (372) $      21  $   2,634
  State..............................................         18         80        155         78        430
  Foreign............................................         --         --        466         56        138
Deferred provision (benefit).........................       (232)    (1,217)      (674)       559        990
                                                       ---------  ---------  ---------  ---------  ---------
    Total tax provision (benefit)....................  $  (1,797) $    (715) $    (425) $     714  $   4,192
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

7.  INCOME TAXES: (CONTINUED)
    The differences between the Company's income tax provision (benefit) and the federal income tax provision (benefit) at statutory rates are as follows:

                                                                                            SIX MONTHS ENDED
                                                                   YEAR ENDED
                                                                  DECEMBER 31,                  JUNE 30,
                                                         -------------------------------  --------------------
                                                           1993       1994       1995       1995       1996
                                                         ---------  ---------  ---------  ---------  ---------
                                                                                              (UNAUDITED)
Federal provision (benefit) at statutory rates.........  $  (2,004) $    (931) $    (966) $     579  $   4,453
State tax provision (benefit)..........................       (389)      (179)      (193)        77        579
Change in valuation allowance..........................        597        216      1,138         --       (901)
Alternative minimum tax limitation.....................        212         --         21         21         --
Adjustment of prior-year tax accrual...................         --         --       (264)        --         --
Other..................................................       (213)       179       (161)        37         61
                                                         ---------  ---------  ---------  ---------  ---------
    Total..............................................  $  (1,797) $    (715) $    (425) $     714  $   4,192
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

    At December 31, 1995, the Company has net operating loss carryforwards for federal and state income tax purposes, which may be used to offset future taxable income. These operating loss carryforwards expire as follows:

YEAR                                                                                 FEDERAL     STATE
- ----------------------------------------------------------------------------------  ---------  ---------
2006..............................................................................  $      --  $  12,241
2007..............................................................................         --      8,593
2008..............................................................................        667      6,917
2009..............................................................................      2,838      2,288
                                                                                    ---------  ---------
                                                                                    $   3,505  $  30,039
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    At December 31, 1995, the Company also had federal alternative minimum tax ("AMT") and state credit carryforwards of $717 and $151, respectively, which may be utilized to offset regular income taxes payable in future years. The AMT has an indefinite carryforward period. The state credits expire in 1996 and 1997.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

7.  INCOME TAXES: (CONTINUED)
    The components of the deferred taxes are as follows:

                                                                                   1994       1995
                                                                                 ---------  ---------
Deferred tax assets:
  Tax loss and credit carryforwards............................................  $   3,881  $   4,089
  Pension, retirement and other employment related items.......................      1,722      1,715
  Allowance for doubtful accounts..............................................        346        455
  Safe harbor lease............................................................        296        215
  Environmental accrual........................................................        467        350
  Capitalized inventory costs..................................................        619        281
  Provision for losses on long-term agreements.................................         --      1,627
  Other........................................................................        345        871
  Less valuation allowance.....................................................     (1,810)    (2,948)
                                                                                 ---------  ---------
                                                                                     5,866      6,655
Deferred tax liabilities:
  Accumulated depreciation and amortization....................................      6,421      6,562
  Other........................................................................         26         --
                                                                                 ---------  ---------
                                                                                     6,447      6,562
                                                                                 ---------  ---------
    Net deferred tax assets (liabilities)......................................  $    (581) $      93
                                                                                 ---------  ---------
                                                                                 ---------  ---------
Balance sheet classification:
  Current deferred tax assets..................................................  $     517  $   3,242
  Long-term deferred tax liabilities...........................................     (1,098)    (3,149)
                                                                                 ---------  ---------
    Net deferred tax assets (liabilities)......................................  $    (581) $      93
                                                                                 ---------  ---------
                                                                                 ---------  ---------

    The Company has recorded a valuation allowance with respect to certain deferred tax assets as a result of the uncertainty of their future realization. Realization is dependent on generating sufficient taxable income prior to expiration of net operating loss carryforwards and the reversal of certain deferred tax credits. The amount of the deferred tax assets considered realizable, however, could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

    The Company's lower effective tax rate for the six months ended June 30, 1996 is largely due to an adjustment to the deferred tax valuation allowance to reflect the belief that it is more likely than not that the deferred tax assets will be realized.

8.  LONG-TERM DEBT:

                                                                         DECEMBER 31,
                                                                     --------------------   JUNE 30,
                                                                       1994       1995        1996
                                                                     ---------  ---------  -----------
                                                                                           (UNAUDITED)
U.S. revolving credit agreement....................................  $  12,496  $  21,228   $  26,121
U.K. based credit facility.........................................         --        517       1,509
Subordinated loan from Kamyr, Inc..................................      4,500      4,500       4,500
Obligations under capital leases (see Note 11) and other...........        181      1,117       1,223
                                                                     ---------  ---------  -----------
                                                                        17,177     27,362      33,353
Less current maturities............................................         13        616       2,250
                                                                     ---------  ---------  -----------
                                                                     $  17,164  $  26,746   $  31,103
                                                                     ---------  ---------  -----------
                                                                     ---------  ---------  -----------

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

8.  LONG-TERM DEBT: (CONTINUED)
    U.S. REVOLVING CREDIT AGREEMENT -- The Company may borrow up to $28,000 under the terms of a revolving credit agreement with a U.S. bank at an interest rate of prime (8.5% at December 31, 1995 and 8.25% at June 30, 1996) plus 1.5%, or LIBOR (6.43% at December 31, 1995 and 5.938% at June 30, 1996) plus 2.5%. The Company has exercised the LIBOR option. Borrowings under the agreement are collateralized by accounts receivable, inventories and other intangible assets, including the Company's stock in TI. The Company must pay a nonuse fee of .5% annually on the unused portion of the commitment. The credit agreement matures in September 1997 and can be renewed for one-year periods with the consent of both parties. The credit agreement contains restrictive covenants with regard to various financial ratios and imposes limitations on capital expenditures and dividends. Annual cash dividends are limited to the lesser of fifty percent (50%) of net income or $1.8 million. See Note 15.

    As of December 31, 1995, the Company was not in compliance with certain covenants principally relating to interest coverage and minimum net worth requirements. On March 1, 1996, the Company obtained a written waiver from the lender with respect to the violations which existed at December 31, 1995. The Company was in compliance with its covenants at June 30, 1996 and believes that it will be in compliance with its financial covenants in the future.

    U.K. BASED CREDIT FACILITY -- On January 19, 1996, Titanium International Limited ("TIL"), a wholly-owned subsidiary of TI, amended its credit facility with Midland Bank plc. The facility provides for a credit facility of approximately $2,300, a foreign exchange facility for $900 and other guarantees of approximately $450. Aggregate borrowings which include parent loans cannot exceed TIL's shareholders' equity less intangible assets. The credit facility is collateralized by the assets of TIL only. Interest is to be charged at the rate of 1.5% over Midland Bank's base rate on amounts borrowed up to $1,500 and 2% over Midland Bank's base rate on amounts borrowed in excess of $1,500. The credit facility has financial covenants pertaining to net worth and prepayment of a loan to TI. The Bank has the option of terminating the availability of credit at its discretion and the facility is subject to review on December 31, 1996.

    SUBORDINATED LOAN FROM KAMYR, INC. -- On September 19, 1994, as part of the Company's acquisition of TI, TI entered into a subordinated debt agreement with the seller, Kamyr, Inc., for $4,500, interest at 8%, payable quarterly. The initial principal payment of $300 is due March 1997, with additional quarterly installments of $350 through March 2000. The subordinated debt agreement includes covenants relative to shareholders' equity, the maximum amount of senior debt, financial ratios and restrictions on dividends, new borrowings and guarantees and liens. The loan is collateralized by a second lien on the accounts receivable, inventories, and general intangibles of TI.

    Aggregate contractual maturities of long-term debt approximate the following at December 31, 1995:

1996......................................................  $     616
1997......................................................     22,683
1998......................................................      1,512
1999......................................................      1,518
2000......................................................        491
Thereafter................................................        542
                                                            ---------
                                                            $  27,362
                                                            ---------
                                                            ---------

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

9.  STOCK PURCHASE WARRANTS:
    At December 31, 1995, warrants to purchase 200 thousand shares of Common Stock were outstanding in connection with the Company's acquisition of TI (see
Note 15). The warrants were issued at fair market value and are exercisable at $6.375 per share, expiring in September 2004. The warrant holder is the president of TI, who is also an officer and director of the Company.

10. EMPLOYEE BENEFIT PLANS:

    PENSION PLANS -- OREMET has pension plans covering its eligible hourly and salaried employees. The cost of these plans was $1,274, $1,287, $1,581 for the years ended 1993, 1994, and 1995, and $561 and $812 for the six months ended June 30, 1995 and 1996, respectively. OREMET's hourly employees are covered by a union pension plan, the contributions for which are based on a fixed rate per hour established under a negotiated union contract.

    Salaried employees who have completed at least one year of service and have reached age 21 are covered by the defined benefit pension plan. The benefits under this plan are based on years of service and an employee's final average earnings. The plan's assets consist of interest-bearing obligations and equities (principally listed securities). The following table sets forth the amounts recognized in the Company's financial statements for the salaried plan:

                                                                                YEAR ENDED DECEMBER 31,
                                                                            -------------------------------
                                                                              1993       1994       1995
                                                                            ---------  ---------  ---------
Pension costs for the year:
  Service cost............................................................  $     565  $     522  $     474
  Interest cost...........................................................        779        859        981
  Actual return on plan assets............................................       (717)      (250)    (2,252)
  Net amortization of deferral............................................        119       (397)     1,571
                                                                            ---------  ---------  ---------
    Net pension cost......................................................  $     746  $     734  $     774
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1994       1995
                                                                                ---------  ---------
Plan assets at fair value.....................................................  $   9,863  $  12,246
                                                                                ---------  ---------
Actuarial value of benefits based on employment service to date and present pay levels:
  Vested......................................................................      7,976     10,036
  Nonvested...................................................................        300        528
                                                                                ---------  ---------
Accumulated benefit obligation................................................      8,276     10,564
Additional amounts related to projected compensation increases................      2,550      4,443
                                                                                ---------  ---------
Projected benefit obligation..................................................     10,826     15,007
                                                                                ---------  ---------
  Projected benefit obligation in excess of plan assets.......................       (963)    (2,761)
Unrecognized net obligation...................................................        276        237
Unrecognized prior service cost...............................................        182        255
Unrecognized net loss from experience different from actuarial assumptions....         76      1,874
                                                                                ---------  ---------
    Prepaid pension cost (pension liability)..................................  $    (429) $    (395)
                                                                                ---------  ---------
                                                                                ---------  ---------

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

10. EMPLOYEE BENEFIT PLANS: (CONTINUED)
    Assumptions utilized to measure net pension cost and the projected benefit obligation are as follows:

                                                                            1993         1994         1995
                                                                         -----------  -----------  -----------
Weighted average discount rate.........................................       6.75%        8.50%        7.25%
Rate of compensation increase..........................................       4.50         4.50         4.50
Long-term rate of return on plan assets................................       8.00         8.00         8.00

    Primarily as a result of the change in the weighted average discount rate to 7.25% in 1995 from 8.50% in 1994, the Projected Benefit Obligation ("PBO") as of December 31, 1995 increased $4,181 to $15,007, compared to the 1994 PBO of $10,826. Similarly, the decrease in the weighted average discount rate was the principal reason for the increase in the unrecognized net loss to $1,874 at December 31, 1995, as compared to the unrecognized net loss of $76 at December 31, 1994. The increase in the unrecognized net loss was partially offset by the returns on plan assets which were more than the assumed 8.0%.

    The decrease in the PBO and unrecognized net loss at December 31, 1994 compared to 1993 was the result of the increase in the weighted average discount rate to 8.5% in 1994 from 6.75% in 1993.

    During 1993, the Company restructured its workforce, resulting in the termination of a significant number of employees. The termination resulted in a partial curtailment of the salaried pension plan and increased the restructuring cost by $151.

    POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS -- The Company accrues the cost of postretirement benefits other than pensions during the period of employment of the salaried employees. The following table sets forth the plan's status, reconciled with the amount shown in the Company's balance sheets, as of December 31:

                                                                                    1994       1995
                                                                                  ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees......................................................................  $     638  $     611
  Fully eligible active plan participants.......................................        140        121
  Other active plan participants................................................        770      1,190
                                                                                  ---------  ---------
                                                                                      1,548      1,922
Unrecognized net loss from experience different from actuarial assumptions......        (91)      (359)
                                                                                  ---------  ---------
Accrued postretirement benefit cost.............................................  $   1,457  $   1,563
                                                                                  ---------  ---------
                                                                                  ---------  ---------

    The components of net periodic postretirement benefit costs are as follows:

                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1993       1994       1995
                                                                                 ---------  ---------  ---------
Service cost, benefits attributed to employee service during the year..........  $      97  $      96  $      89
Interest cost on accumulated postretirement benefit obligation.................        123        118        119
Net amortization and deferrals.................................................         15         15         --
                                                                                 ---------  ---------  ---------
Net periodic postretirement benefit cost.......................................  $     235  $     229  $     208
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

10. EMPLOYEE BENEFIT PLANS: (CONTINUED)
    For measurement purposes, a 9% annual increase in the per capita cost of postretirement medical benefits was assumed for 1995; the rate is assumed to decrease gradually to 6% for 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant affect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $250, and the aggregate of the service and interest cost components of net periodic postretirement cost for the year then ended by $36.

    The discount rate used in determining the accumulated postretirement benefit obligation was 7.25%, 8.5% and 7.0% for 1995, 1994 and 1993, respectively. The changes in the unrecognized net loss reflect the changes in the discount rate.

    During 1993, the Company restructured its workforce, resulting in the termination of a significant number of employees. The terminations resulted in a partial curtailment of the postretirement benefit plan and decreased the unrecognized loss component of the postretirement benefit liability by $210.

    DEFINED CONTRIBUTION PLANS -- Beginning in 1995, OREMET implemented a domestic 401(k) retirement savings plan for the benefit of both union and salaried employees. Under the provisions of the plan, OREMET will contribute one share of Common Stock for each day worked, or approximately 260 shares a year for a full-time employee as defined by the plan (see Note 15). OREMET will also contribute a matching contribution based on the profitability of the Company. The matching contribution is limited to 3% of the participant's compensation. OREMET's costs under the plan totaled $1,041 in 1995 and $431 and $1,642 for the six months ended June 30, 1995 and 1996. No shares of the Common Stock were issued under the plan in 1995. As of December 31, 1995, approximately 110 thousand shares are issuable pursuant to the OREMET savings plan.

    TI sponsors a domestic 401(k) retirement savings plan. Under the provisions of the plan, participants may contribute a percentage of their compensation not to exceed 12%. TI matches the participants' contributions up to 3%. Participants are fully vested with regard to TI's contributions and earnings thereon after one (1) year of service. TI's contributions to the plan were approximately $64 in 1995 and $21 in 1994.

    TIL sponsors a defined contribution pension plan for all employees over the age of 25 with one (1) year of service. Under the plan, participants may contribute between 17.5% to 40% of base pay depending upon their age. Participants are fully vested and TIL matches between 2% and 14% of the employee's base pay, depending upon employee age and as long as the employee's contributions are at least 2%. TIL's contributions for 1995 and 1994 were approximately $51 and $19, respectively.

    THE ESOP -- In 1987, the Company established The Oregon Metallurgical Corporation Employee Stock Ownership Plan ("ESOP"), an employee stock ownership plan covering substantially all employees of OREMET. The ESOP borrowed $17 million from the Company to purchase approximately 6.3 million shares of Common Stock.

    The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of shareholders' equity. Both the loan obligation and the unearned benefit expense have been reduced by loan repayments made by the ESOP. In December 1994, the note receivable from the ESOP was fully repaid. As of December 31, 1995, the ESOP owned approximately 3.9 million shares or 35% of the outstanding Common Stock. All of the Common Stock held in the ESOP has been allocated to OREMET employees. The Company made no contribution to the ESOP in 1995. The ESOP contribution expense totaled $2,382 and $2,755 in 1994 and 1993, respectively.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

10. EMPLOYEE BENEFIT PLANS: (CONTINUED)
    EXCESS BENEFIT PLAN ("EBP") -- OREMET maintains an unfunded EBP for participants whose allocations of Common Stock to the ESOP are reduced as a result of limitations imposed under federal income tax law. The Company made no contributions to the EBP in 1995. EBP costs were $332 and $259 in 1994 and 1993, respectively. As of December 31, 1995, the Company had recorded a liability to the EBP for 115 thousand shares of stock.

    STOCK COMPENSATION PLANS -- Beginning in 1995, OREMET implemented stock compensation plans for the benefit of both its union and salaried employees. Eligible employees earn one share of the Common Stock for every one hundred dollars earned in salaries and wages. Stock Compensation Plan costs were $1,750 in 1995 and $676 and $1,762 for the six months ended June 30, 1995 and 1996, respectively (see Note 15). During 1995, approximately 107 thousand shares were issued, and as of December 31, 1995 another 62 thousand are issuable under the union and salaried stock compensation plans.

    STOCK APPRECIATION RIGHTS ("SARS") -- In December of 1995, the Company established an incentive SARs plan. At the discretion of the Board of Directors, SARs may be granted to officers and other key employees. Upon exercise of a SAR, the holder is entitled to receive cash equal to the amount by which the market value of the Common Stock on the exercise date exceeds the market value of the Common Stock on the date of grant. The SARs become fully exercisable over a four-year vesting period measured from the date of grant; no SARs are vested as of December 31, 1995. The Board of Directors awarded 166.5 thousand SARs, with a grant price of $10.25 per share, on December 14, 1995 (fair market value at date of award). The SARs plan will expire in 2005 unless extended by the Board of Directors. Total SARs compensation expense for the six months ended June 30, 1996 was $708.

11. COMMITMENTS AND CONTINGENCIES:

    OPERATING LEASES -- Minimum annual rental commitments at December 31, 1995, under noncancelable capital leases and operating leases, principally for facilities, and equipment are payable as follows:

                                                                                  CAPITAL    OPERATING
                                                                                  LEASES      LEASES
                                                                                 ---------  -----------
1996...........................................................................  $     148   $     802
1997...........................................................................        148         617
1998...........................................................................        148         403
1999...........................................................................        148         368
2000...........................................................................        148         235
Thereafter.....................................................................        499         203
                                                                                 ---------  -----------
Total minimum lease payments...................................................  $   1,239   $   2,628
                                                                                            -----------
                                                                                            -----------
Less amounts representing interest.............................................        289
                                                                                 ---------
Present value of net minimum payments..........................................        950
Current portion................................................................         85
                                                                                 ---------
Long-term capitalized lease obligations (included in long-term debt)...........  $     865
                                                                                 ---------
                                                                                 ---------

    Total rental costs were $951, $533 and $421 in 1995, 1994 and 1993, respectively.

    OTHER -- At the time of the acquisition of TI, OREMET entered into an agreement with the minority shareholder to acquire the remaining 20% interest of TI, based upon a formula related to the book value of TI, in annual increments of at least 15% no earlier than 1999 and no later than 2004.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

11. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    ENVIRONMENTAL MATTERS -- The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use. Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect that changes in these laws may have on the Company. There can be no assurance that the Company will not face costs and liabilities as a result of environmental regulation which could have a material adverse effect on the Company, its financial condition or its prospects.

    The risk of environmental contamination is ever-present in the Company's operations. The Company uses and produces substantial quantities of substances, chemicals and compounds that have been identified as hazardous or toxic under federal, state and local environmental and worker safety and health laws and regulations. In addition, at its Albany, Oregon facility, the Company uses substantial quantities of titanium tetrachloride, which is classified as extremely hazardous under federal environmental laws. The Company has used such substances and compounds throughout its history and has undertaken some remediation to alleviate concerns over past releases or disposal practices. The Company conducts its operations at industrial sites where hazardous materials have been managed for many years in connection with its operations, including periods before careful management of these materials was generally believed to be necessary or required. Consequently, the Company is subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances. While the Company takes environmental, safety and health precautions appropriate for the industry, the Company's operations pose an ongoing risk of accidental releases of, and worker exposure to, hazardous or toxic substances.

    The Company has entered into a consent order with the Oregon Department of Environmental Quality pursuant to which the Company is conducting an investigation of hazardous substances in portions of the soil and groundwater at its plant site. The Company anticipates that its investigation will result in a determination that at least some remedial action is necessary for which an accrual has been made. A neighboring property owner also is investigating groundwater contamination at its property that has migrated to OREMET's property and for which OREMET may have legal claims to recover a portion of its investigation costs.

    In February 1995, the Oregon Department of Environmental Quality modified OREMET's waste water discharge permit. The new permit imposes more stringent discharge limits according to a specified schedule. OREMET has identified several feasible alternatives for meeting the new limits, the most expensive of which would require capital expenditures of approximately $700. OREMET is working with the Department to explore less expensive alternatives.

    In connection with the preparation of its application for a new federal operating permit under Title V of the 1990 Clean Air Act Amendment, the Company discovered that some of its air emissions may have been greater than previously recognized. The Company has voluntarily reported these facts to the Oregon Department of Environmental Quality. To resolve these issues, the Company has agreed to undertake an evaluation of its emissions that could result in requirements to install additional pollution control equipment. At this point, the Company is unable to determine whether additional controls will be required, but the Company does not believe the cost of such additional controls would have a material effect on its capital expenditures, earnings or competitive position.

    Although no claims have been filed against the Company related to the above matters, the Company has completed various engineering studies with regards to the items. As a result of these studies, which are ongoing, the Company made provisions for environmental expenses of $0, $240 and

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

11. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
$970 in 1995, 1994 and 1993, respectively, of which an accrued liability of $909 remains at December 31, 1995 and June 30, 1996. These amounts are in addition to recurring environmental costs which are expensed as incurred and are included in cost of sales. At the present time, management cannot reasonably predict when these environmental issues will be resolved.

    Commencing in 1991, the Pennsylvania Department of Environmental Regulation and the Environmental Protection Agency ("EPA") have performed periodic site inspections, including soil and water sampling, at TI's site in Frackville, Pennsylvania, in connection with a regional groundwater investigation of the Frackville, Pennsylvania area. While this investigation is ongoing, the Company has not been informed by either agency of any pending or potentially required actions which may arise from this investigation.

    In conjunction with the Company's purchase of TI, Kamyr, Inc. (the seller) has agreed to undertake specified clean-up activities. In addition, Kamyr, Inc. has agreed to a limited indemnification of the Company in the event damages arise that result from conditions which were not in compliance with environmental laws and regulations as they existed at the time OREMET purchased TI.

    LEGAL PROCEEDINGS -- From time to time, the Company is involved in legal proceedings which arise in the normal course of business. The Company is not currently involved as a defendant in any legal proceedings where the outcome, if determined adversely, could have a material effect on the business or results of operations of the Company.

12. MAJOR CUSTOMERS AND BUSINESS SEGMENTS:
    The Company has a contract to supply titanium sponge and certain other titanium products to RMI Titanium Company ("RMI") through 2003. Sales to RMI accounted for approximately 5%, 13% and 30% of the Company's net sales in 1995, 1994 and 1993, respectively.

    The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. In May 1994, OREMET signed a three-year contract with Aerospatiale Societe Nationale Industrielle for engine pylon parts for the Airbus aircraft, and in the second half of 1994 began supplying product under the contract. The acquisition of TI provided the Company with a service center located in the U.K. with an established operation. In 1996, TI opened a service center in Germany. The Company intends to utilize these facilities to meet its customers' needs in Europe.

    The Company's foreign operations (principally in Europe) are summarized as follows:

                                                                                          SIX MONTHS ENDED JUNE
                                                        YEARS ENDED DECEMBER 31,                   30,
                                                  -------------------------------------  ------------------------
                                                     1993         1994         1995         1995         1996
                                                  -----------  -----------  -----------  -----------  -----------
Revenues -- unaffiliated customers..............  $        --  $     4,123  $    18,882  $    10,323  $    14,119
Operating profits...............................           --          219        1,370          382        1,361
Identifiable assets at year end.................  $        --  $    10,685  $    11,509  $    11,793  $    13,695

    Export sales from the Company's United States operations (primarily to Europe and Asia) approximated $11 million, $6 million and $7 million, for the years ended December 31, 1995, 1994 and 1993, respectively. No individual foreign region had sales in excess of 10% of total sales during 1995, 1994 or 1993.

13. RESTRUCTURING COST:
    In 1993, the Company recorded a provision for restructuring of $2,027 which includes nonrecurring costs of severance pay and benefits of $1,027, incurred and substantially all paid in the third and fourth

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

13. RESTRUCTURING COST: (CONTINUED)
quarters of 1993, and a write-down, in the fourth quarter of 1993, of construction in progress of $1,000 related to a curtailed expansion of the Titanium Sponge Reduction Plant and the related Magnesium Recovery Facility. The downsizing and restructuring were done to reduce fixed costs and to write-off the nonrecoverable portion of funds spent to increase sponge production capacity.

14. FINANCIAL INSTRUMENTS:

    FOREIGN CURRENCY CONTRACTS -- The Company enters into forward foreign exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. The Company does not enter into foreign currency contracts for trading or speculative purposes. This hedging minimizes the impact of foreign exchange rate movements on the Company's operating results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the assets and liabilities being hedged.

    At December 31, 1995 and 1994, and June 30, 1996, the Company had notional principal amounts of approximately $490, $1,813 and $1,957, respectively, in contracts to buy U.S. dollars in the future, with maturities of less than eight months. Net foreign currency transaction gains occurring in 1995 and 1994 were approximately $121 and $48, respectively, which have been included in cost of goods sold.

    OTHER FINANCIAL INSTRUMENTS -- At December 31, 1995 and 1994, the carrying value of financial instruments classified as current assets or liabilities approximated their fair values, based on the short-term maturities of these instruments. Fair value is determined based on future cash flows, discounted at market interest rates, and other appropriate valuation methodologies. At December 31, 1995 and 1994, the fair value of long-term debt with fixed interest terms approximated carrying value. Both periods include long-term borrowing with variable interest terms, for which the carrying value approximated market. The fair value of debt is determined by obtaining quotes from financial institutions.

    Exposure to market risk on foreign currency contracts results from fluctuations in currency rates during the periods the contracts are outstanding. The counterparties to foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

15. UNAUDITED INTERIM FINANCIAL INFORMATION:
    In May 1996, warrants to purchase 80 thousand shares of Common Stock were exercised by an officer and director of the Company (see Note 9).

    In May 1996, the Company approved an amendment to its revolving credit facility increasing its borrowing base to $35 million.

    In June 1996, OREMET amended certain of its employee benefit plans such that
(a) when the value of the Common Stock exceeds twenty dollars per share, a partial share entitlement up to twenty dollars will be paid in stock for every one hundred dollars of compensation paid to the employee; and (b) under the 401(k) retirement savings plan the Company contributes to eligible participants one share of Common Stock for each day worked; the contribution to the 401(k) plan was amended, such that when the value of the Common Stock exceeded thirty two dollars, a partial entitlement up to thirty two dollars of Common Stock will be contributed. Both amendments are effective April 1, 1996.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

15. UNAUDITED INTERIM FINANCIAL INFORMATION: (CONTINUED)
    In addition, effective June 11, 1996, certain eligible employees of OREMET were each granted options to buy five hundred shares of Common Stock at the fair market value at the date of grant for an approximate 252 thousand shares of Common Stock. Such options vest 100% on the fourth anniversary and expire on the tenth anniversary of the grant.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,
CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
Available Information.............................           2
Prospectus Summary................................           3
Risk Factors......................................           7
Use of Proceeds...................................          12
Capitalization....................................          13
Dilution..........................................          14
Price Range of Common Stock and Dividend Policy...          15
Selected Financial Data...........................          16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............          18
Business..........................................          27
Management........................................          41
Description of Capital Stock......................          44
Underwriting......................................          46
Legal Matters.....................................          47
Experts...........................................          47
Incorporation of Certain Documents by Reference...          47
Index to Consolidated Financial Statements........         F-1

3,500,000 SHARES

OREGON
METALLURGICAL
CORPORATION

COMMON STOCK
($1.00 PAR VALUE)

 rs

SALOMON BROTHERS INC

MERRILL LYNCH & CO.

PACIFIC CREST SECURITIES INC.

PROSPECTUS

DATED AUGUST   , 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Registrant in connection with the sale of the Common Stock being registered. All amounts are estimates except the Registration Fee and Nasdaq filing fee.

Registration Fee..................................................  $  39,643
NASD filing fee and expenses, including legal fees................     15,000
Nasdaq filing fee.................................................     17,500
Blue Sky fees and expenses, including legal fees..................      5,000
Accounting fees and expenses......................................    100,000
Legal fees and expenses...........................................    100,000
Transfer agent and registrar fees.................................      5,000
Printing and engraving............................................    150,000
Miscellaneous.....................................................     67,857
                                                                    ---------
    Total.........................................................  $ 500,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Oregon Business Corporation Act (the "OBCA") permits a corporation to include in its articles of incorporation a provision limiting or eliminating personal liability of a director to the corporation and its shareholders for monetary damages for conduct as a director, except for (a) any breach of the director's duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any unlawful distribution; and (d) any transaction from which the director derived an improper personal benefit. The OBCA permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 60.411 of the OBCA also provides that a corporation has the power to purchase and maintain insurance on behalf of an individual against any liability asserted against or incurred by the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, even if the corporation had no power to indemnify the individual against such liability under the provisions of Sections 60.391 or 60.394.

    Article VII of the Articles of Incorporation, as restated and amended, of the Registrant provides as follows:

        A. The Corporation shall have the power to indemnify to the fullest extent not prohibited by law any person who is made or threatened to be made a party to, witness in, or otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative, investigative, legislative, formal or informal, internal or external or otherwise (including an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee or agent or as a fiduciary of an employee benefit plan, or another corporation, partnership, joint venture, trust, or other enterprise. Any indemnification provided pursuant to this Article shall not be exclusive of any rights to which the persons indemnified may otherwise be entitled under any articles of incorporation, bylaw, agreement, statute, policy of insurance, vote of shareholders or Board of Directors, or otherwise, which exists at or subsequent to the time such person incurs or becomes subject to such liability and expense.

        B. To the fullest extent not prohibited by law, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director. No amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, nor a change in the law, shall adversely affect any right or protection that is based upon this Paragraph B and pertains to conduct that occurred prior to the time of such amendment, repeal, adoption or change. No change in the law shall reduce or eliminate the rights and protections set forth in this Paragraph B unless the change in the law specifically requires such reduction or elimination. If the Oregon Business Corporation Act is amended after this Article becomes effective to authorize corporate action further eliminating or limiting the personal liability of directors of the Corporation, then the liability of directors of the Corporation shall be eliminated or limited to the fullest extent not prohibited by the Oregon Business Corporation Act as so amended.

    Article XXVIII of the Registrant's Bylaws provides for indemnification of the Registrant's officers and directors to the fullest extent not prohibited by law. Article XXVIII, Section 8 of the Registrant's Bylaws provides that Registrant may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to Article XXVIII upon approval by the Board of Directors of Registrant.

    Messrs. Bezar, Cusic, Pate, Leonard, Carter and Collins have entered into indemnity agreements with the Company relating to their positions as directors of the Company. The agreements provide generally that the Company will indemnify the party thereto for liability arising from third-party proceedings, for proceedings by or in the right of the Company and otherwise to the fullest extent not prohibited by law, subject to certain exclusions.

    The Company maintains liability insurance for directors and officers of the Company acting within their legally defined capacities. The insurance coverage is on a "claims made" basis.

ITEM 16.  EXHIBITS


      1.1  Form of Underwriting Agreement***
      4.1  Restated Articles of  Incorporation (incorporated by  reference to Exhibit  3.1 to  the
           Registrant's Annual Report on Form 10-K for the year ended December 31, 1993)
      4.2  Restated  Bylaws (incorporated by  reference to Exhibit 3.2  to the Registrant's Annual
           Report on Form 10-K for the year ended December 31, 1994)
      4.3  Amendment to Restated Articles of  Incorporation (incorporated by reference to  Exhibit
           3.1  to the Registrant's Quarterly  Report on Form 10-Q for  the quarter ended June 30,
           1995)
      5.1  Opinion of Schwabe, Williamson & Wyatt, P.C.***
     23.1  Consent of Coopers & Lybrand L.L.P., independent accountants**
     23.2  Consent of Schwabe, Williamson & Wyatt, P.C. (included in Exhibit 5.1)***
     24.1  Power of Attorney of certain directors and officers of the Registrant (included on page
           II-4 of the Registration Statement on Form S-3, 333-06905)
     24.2  Power of Attorney of James S. Paddock***
     24.3  Power of Attorney of Gilbert E. Bezar***


- ------------

 **Filed herewith

***Filed previously

    All other schedules are omitted because they are not applicable or the required information is contained in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Portland, State of Oregon, as of August 15, 1996.


                                          OREGON METALLURGICAL CORPORATION

                                          By:        /s/ CARLOS E. AGUIRRE

                                             -----------------------------------
                                                     Carlos E. Aguirre,
                                                President and Chief Executive
                                                           Officer


    Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the following capacities effective on August 15, 1996.


               SIGNATURE                                  TITLE
- ----------------------------------------  --------------------------------------

                   /s/ CARLOS E.
                AGUIRRE                   President and Chief Executive Officer
- ----------------------------------------    (Principal Executive Officer) and
          (Carlos E. Aguirre)               Director

          /s/ Dennis P. Kelly             Vice President, Finance and Treasurer
- ----------------------------------------    (Principal Financial Officer and
           (Dennis P. Kelly)                Principal Accounting Officer)

                   /s/ HOWARD T.
                 CUSIC*
- ----------------------------------------  Chairman, Board of Directors
           (Howard T. Cusic)

                  /s/ GILBERT E.
                 BEZAR*
- ----------------------------------------  Director
           (Gilbert E. Bezar)

                  /s/ THOMAS B.
                BOKLUND*
- ----------------------------------------  Director
          (Thomas B. Boklund)

                   /s/ ROGER V.
                CARTER*
- ----------------------------------------  Director
           (Roger V. Carter)

                 /s/ NICHOLAS P.
                COLLINS*
- ----------------------------------------  Director
         (Nicholas P. Collins)

                   /s/ DAVID H.
                LEONARD*
- ----------------------------------------  Director
           (David H. Leonard)

                   /s/ JAMES S.
                PADDOCK*
- ----------------------------------------  Director
           (James S. Paddock)

                    /s/ JAMES R.
                 PATE*
- ----------------------------------------  Director
            (James R. Pate)

      *By:           /s/ DENNIS P.
                 KELLY
- ---------------------------------------
     Dennis P. Kelly, Attorney-in Fact

                               INDEX TO EXHIBITS


                                                                                                              SEQUENTIALLY
                                                                                                              NUMBERED PAGE
EXHIBIT NO.                                             EXHIBIT                                                  NUMBER
- -----------  ---------------------------------------------------------------------------------------------  -----------------

       1.1   Form of Underwriting Agreement***............................................................
       4.1   Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the
             Registrant's Annual Report on Form 10-K for the year ended December 31, 1993)................
       4.2   Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994)...........................................
       4.3   Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995)..........
       5.1   Opinion of Schwabe, Williamson & Wyatt, P.C.***..............................................
      23.1   Consent of Coopers & Lybrand L.L.P., independent accountants**...............................
      23.2   Consent of Schwabe, Williamson & Wyatt, P.C. (included in Exhibit 5.1)***....................
      24.1   Power of Attorney of certain directors and officers of the Registrant (included on page II-4 of the Registration Statement on Form S-3, 333-06905)........................................
      24.2   Power of Attorney of James S. Paddock***.....................................................
      24.3   Power of Attorney of Gilbert E. Bezar***.....................................................


- ------------

 **Filed herewith

***Filed previously